Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2016 and June 30, 2016 and for the three-month periods ended September 30, 2016 and 2015

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 84, beginning on July 1, 2016

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies.

Stock: 501,642,804 common shares

Common Stock subscribed, issued and paid up (millions of Ps.): 502

Parent Company: Inversiones Financieras del Sur S.A.

Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay

Parent Company Activity: Investment

Ownership interest: 154,898,780 shares

Voting stock: 34.77%

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (*)	502

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Index

Glossary of terms
Unaudited Condensed Interim Consolidated Statements of Financial Position
Unaudited Condensed Interim Consolidated Statements of Operations
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income / (Operations)
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited Condensed Interim Consolidated Statements of Cash Flows
Notes to the Unaudited Condensed Interim Consolidated Financial Statements:
Note 1 – The Group’s business and general information
Note 2 – Summary of significant accounting policies
Note 3 – Seasonal effects on operations
Note 4 – Acquisitions and disposals
Note 5 – Financial risk management and fair value estimates
Note 6 – Segment information
Note 7 – Information about the main subsidiaries
Note 8 – Investments in joint ventures
Note 9 – Investments in associates
Note 10 – Investment properties
Note 11 – Property, plant and equipment
Note 12 – Trading properties
Note 13 – Intangible assets
Note 14 – Biological assets
Note 15 – Inventories
Note 16 – Financial instruments by category
Note 17 – Trade and other receivables
Note 18 – Financial assets held for sale
Note 19 – Derivative financial instruments
Note 20 – Cash flow and cash equivalents information
Note 21 – Trade and other payables
Note 22 – Provisions
Note 23 – Borrowings
Note 24 – Taxation
Note 25 – Shareholders’ Equity
Note 26 – Revenues
Note 27 – Costs
Note 28 – Expenses by nature
Note 29 – Other operating results, net
Note 30 – Financial results, net
Note 31 – Related parties transactions
Note 32 – Cost of sales and services provided
Note 33 – Foreign currency assets and liabilities
Note 34 – Groups of assets and liabilities held for sale
Note 35 – Result from discontinued operations
Note 36 – CNV Resolution N° 624/14 – Storage of documentation
Note 37 – Subsequent Events

Review report on the Unaudited Condensed Consolidated Financial Statements

Glossary of terms

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.
Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You (Note 3.A.a)
BNSA	Boulevard Norte S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company” “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
ENUSA	Entretenimiento Universal S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2016
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IDBGI	IDB Group Investment Inc.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
MPIT	Minimum Presumed Income Tax
Indarsa	Inversora Dársena Norte S.A.
IRSA	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
NFSA	Nuevas Fronteras S.A.
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standard
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	Ogden Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
NCN	Non-convertible Notes
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	06.30.16
ASSETS
Non-current assets
Investment properties	10	50,592	49,766
Property, plant and equipment	11	26,373	26,376
Trading properties	12	3,531	4,472
Intangible assets	13	11,469	11,814
Biological assets	14	559	524
Investments in joint ventures and associates	8, 9	5,644	16,534
Deferred income tax assets	24	1,836	1,655
Income tax credit		174	173
Restricted assets		127	128
Trade and other receivables	17	3,956	3,773
Financial assets held for sale	18	2,615	3,346
Investment in financial assets	16	2,241	2,226
Derivative financial instruments	19	4	8
Employee benefits		4	4
Total non-current assets		109,125	120,799
Current assets
Trading properties	12	1,219	241
Biological assets	14	261	541
Inventories	15	3,498	3,900
Restricted assets		1,882	748
Income tax credit		401	541
Financial assets held for sale	18	2,178	1,256
Groups of assets held for sale	34	11,506	-
Trade and other receivables	17	14,816	14,158
Investment in financial assets	16	9,810	9,673
Derivative financial instruments	19	46	53
Cash and cash equivalents	20	15,724	14,096
Total current assets		61,341	45,207
TOTAL ASSETS		170,466	166,006
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		495	495
Treasury shares		7	7
Inflation adjustment of share capital and treasury shares		65	65
Share premium		659	659
Additional paid-in capital from treasury shares		16	16
Legal reserve		83	83
Other reserves	25	1,244	1,086
Accumulated deficit		(1,872)	(1,387)
Total capital and reserves attributable to equity holders of the parent		697	1,024
Non-controlling interest		14,889	14,214
TOTAL SHAREHOLDERS’ EQUITY		15,586	15,238

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

)))
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2016 and June 30, 2016 (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	06.30.16
LIABILITIES
Non-current liabilities
Trade and other payables	21	2,442	1,528
Current income tax		29	-
Borrowings	23	90,334	93,808
Deferred income tax liabilities	24	7,664	7,662
Derivative financial instruments	19	125	121
Payroll and social security liabilities		24	20
Provisions	22	1,361	1,341
Employee benefits		708	689
Total non-current liabilities		102,687	105,169
Current liabilities
Trade and other payables	21	17,263	18,443
Income tax and minimum presumed income tax liabilities		426	624
Payroll and social security liabilities		1,831	1,856
Borrowings	23	20,111	23,488
Derivative financial instruments	19	107	147
Provisions	22	1,086	1,041
Group of liabilities held for sale	34	11,369	-
Total current liabilities		52,193	45,599
TOTAL LIABILITIES		154,880	150,768
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		170,466	166,006

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

)))
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Operations
for the three-month periods beginning on July 1, 2016 and 2015 and ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	09.30.15
Revenues	26	19,750	1,624
Costs	27	(14,519)	(1,195)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		382	206
Changes in the net realizable value of agricultural produce after harvest		(98)	(9)
Gross profit		5,515	626
Gain from disposal of investment properties	10	19	384
Gain from disposal of farmlands		73	-
General and administrative expenses	28	(1,022)	(194)
Selling expenses	28	(3,431)	(147)
Other operating results, net	29	(21)	11
Profit from operations		1,133	680
Share of loss of associates and joint ventures	8, 9	(55)	(497)
Profit from operations before financing and taxation		1,078	183
Finance income	30	411	87
Finance cost	30	(2,296)	(512)
Other financial results	30	320	(22)
Financial results, net	30	(1,565)	(447)
Loss before income tax		(487)	(264)
Income tax	24	(28)	(92)
Loss for the period from continuing operations		(515)	(356)
Loss from discontinued operations after income tax	35	(358)	-
Loss for the period		(873)	(356)

Attributable to:
Equity holders of the parent		(485)	(288)
Non-controlling interest		(388)	(68)

Loss per share from continuing operations attributable to equity holder of the parent during the period:
Basic	(0.74)	-
Diluted	(i) (0.74)	-

Loss per share attributable to equity holders of the parent during the period:
Basic	(0.98)	(0.58)
Diluted	(i) (0.98)	(i) (0.58)

(i)
Due to the loss for the period, there is no diluted effect on this result.

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
)))
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of
 Comprehensive Income / (Operations)
for the three-month periods beginning on July 1, 2016 and 2015 and ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	09.30.16	09.30.15
Loss for the period	(873)	(356)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	924	(316)
Change in the fair value of hedging instruments net of income taxes	56	-
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial loss from defined benefit plans	(22)	-
Others	(3)	-
Other comprehensive income / (loss) for the period (i)	955	(316)
Total comprehensive income / (loss) for the period	82	(672)

Attributable to:
Equity holders of the parent	(145)	(395)
Non-controlling interest	227	(277)

Attributable to equity holders of the parent from continuing operations:	83	(395)
Attributable to equity holders of the parent from discontinued operations:	(228)	-
Total attributable to equity holders of the parent	(145)	(395)

(i)
Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (Note 25)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2016	495	7	65	659	16	83	1,086	(1,390)	1,021	14,211	15,232
Adjustment due to change to accounting standards (ii)	-	-	-	-	-	-	-	3	3	3	6
Adjusted balances as of June 30, 2016	495	7	65	659	16	83	1,086	(1,387)	1,024	14,214	15,238
Loss for the period	-	-	-	-	-	-	-	(485)	(485)	(388)	(873)
Other comprehensive income for the period	-	-	-	-	-	-	340	-	340	615	955
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	340	(485)	(145)	227	82
Incorporation for business combination (Note 4)	-	-	-	-	-	-	-	-	-	19	19
Reserve for share-based compensation	-	-	-	-	-	-	3	-	3	23	26
Equity incentive plan granted	-	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	(185)	-	(185)	413	228
Cash dividends	-	-	-	-	-	-	-	-	-	(6)	(6)
Capital reduction	-	-	-	-	-	-	-	-	-	(1)	(1)
Balances as of September 30, 2016	495	7	65	659	16	83	1,244	(1,872)	697	14,889	15,586

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of treasury shares as of September 30, 2016 and June 30, 2016, respectively.
(ii)
See Note 2.2.1.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Other reserves (Note 25)	Retaining earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2015	495	7	65	659	13	599	118	1,956	2,559	4,515
Adjustment due to change to accounting standards (ii)	-	-	-	-	-	(1)	5	4	7	11
Adjusted balances as of June 30, 2015	495	7	65	659	13	598	123	1,960	2,566	4,526
Loss for the period	-	-	-	-	-	-	(288)	(288)	(68)	(356)
Other comprehensive loss for the period	-	-	-	-	-	(107)	-	(107)	(209)	(316)
Total comprehensive loss for the period	-	-	-	-	-	(107)	(288)	(395)	(277)	(672)
Reserve for share-based compensation	-	-	-	-	-	5	-	5	2	7
Equity incentive plan granted	-	-	-	-	2	(3)	1	-	-	-
Cash dividends	-	-	-	-	-	-	-	-	(4)	(4)
Changes in non-controlling interest	-	-	-	-	-	(5)	-	(5)	(20)	(25)
Balances as of September 30, 2015	495	7	65	659	15	488	(164)	1,565	2,267	3,832

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of treasury shares as of September 30, 2015 and June 30, 2015, respectively.
(ii)           See Note 2.2.1.

                 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements
)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	09.30.15
Operating activities:
Cash generated from operations	20	2,609	413
Income tax paid		(197)	(67)
Net cash generated from operating activities		2,412	346
Investing activities:
Payment for subsidiary acquired, net of cash acquired		(30)	-
Capital contributions to joint ventures and associates		(312)	(34)
Cash included in the group of assets classified as held for sale		(12)	-
Acquisition of investment properties		(657)	(47)
Proceeds from sale of investment properties		41	388
Acquisition of property, plant and equipment		(692)	(19)
Proceeds from sale of property, plant and equipment		212	2
Payments for purchase of farmlands		-	(78)
Proceeds from sale of farmlands		71	14
Acquisition of intangible assets		(107)	(1)
Acquisition of investments in financial instruments		(2,423)	(1,316)
Proceeds from disposals of investments in financial instruments		2,766	1,056
Loans granted to associates and joint ventures		(22)	-
Dividends received		27	-
Loans granted		(34)	-
Loans repayment received from associates and joint ventures		10	1
Net cash used in investing activities		(1,162)	(34)
Financing activities:
Repurchase of non-convertible notes		(144)	(121)
Proceeds from issuance of non-convertible notes		8,790	793
Repayment of non-convertible notes		(4,144)	(154)
Borrowings		803	537
Repayment of borrowings		(3,357)	(547)
Borrowings from joint ventures and associates		4	1
Repayment of borrowings from joint ventures and associates		(2)	-
Payment of seller financing		-	(1)
Acquisition of non-controlling interest in subsidiaries		(580)	(25)
Sale of equity interest in subsidiaries to non-controlling interest		810	-
Dividends paid		(366)	(48)
Proceeds from derivative financial instruments		27	-
Payment of derivative financial instruments		(4)	(27)
Interest paid		(1,518)	(285)
Net cash generated from financing activities		319	123
Net increase in cash and cash equivalents		1,569	435
Cash and cash equivalents at beginning of period	20	14,096	634
Foreign exchange gain (loss) on cash and cash equivalents		59	(37)
Cash and cash equivalents at end of period		15,724	1,032

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
)
Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

IFISA is the parent company and is a corporation established and domiciled in Uruguay, and IFIS Limited is the ultimate parent company.

These Financial Statements have been approved for issue by the Board of Directors on November 11, 2016.

As of September 30, 2016, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below (see Note 6):

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

(i)
Remains in current and non-current assets, as financial assets held for sale (see Note 18).
(ii)
Corresponds to Group’s associates, which are hence excluded from consolidation. Adama is included in assets held for sale (Note 34).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information (Continued)

IDBD has diverse debts containing restricted covenants, which have been successively negotiated, resulting in several waivers actually in force. IDBD estimates that if the original covenants of such loans were to become effective again, it would not be able to honor them. Non-compliance could have the effect of creditors requiring immediate repayment of the debt. Yet, there are restrictions as to the payment of dividends based on the indebtedness level in some subsidiaries. IDBD has projected future cash flows and expects to have the required liquidity to meet its commitments by issuing new debt in Israel, selling financial assets such as Clal and from dividend payouts by Clal. IDBD could also secure additional financing through the private issuance of equity securities.

On December 2013, was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law, 5774-2013 (“the Concentration Law”) which has material implications for IDBD and its investments, including the disposal of the controlling interest in Clal, a potential delisting of IDBD or DIC so as to no longer trade its shares publicly or a merger between IDBD and DIC.

All factors mentioned above, mainly (i) IDBD’s current financial position and need of financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern. These financial statements do not include the adjustments or reclassifications related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.

The Group is and will continue working to address the uncertainties described above.

The financial position of IDBD and its subsidiaries at the operations center in Israel does not affect the financial position of Cresud and its subsidiaries at the operations center in Argentina.

Cresud and its subsidiaries are not facing financial constraints and are compliant with their financial commitments. In addition, the commitments and other covenants resulting from the loan granted to IDBD do not have impact on Cresud since such loan has no recourse against Cresud and it is not secured by Cresud’s assets.

There are no significant uncertainties as to the capacity of the Group, as a whole, to operate as a going-concern perspective, with such uncertainties being limited to the operations in Israel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Unaudited Financial Statements

The present Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2016, prepared in accordance with IFRS in force. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of CNV. Such information is included in notes to the Financial Statements according to IFRS.

These Financial Statements corresponding to the three-month periods ended as of September 30, 2016 and 2015 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. Results for the three-month periods ended as of September 30, 2016 and 2015 do not necessarily reflect the proportion of the Group’s full year results.

IDBD’s fiscal year ends on December 31 each year and the Company’s fiscal year ends on June 30. IDBD’s quarterly and annual reporting follows the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina.

Therefore, the Company is not able to include IDBD’s quarterly results in its annual financial statements to be filed with the CNV within the applicable statutory terms in Argentina. The Company consolidates IDBD’s results of operations with a three-month lag, adjusted for the effects of material transactions that may have taken place during the reported period.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of these Unaudited Condensed Interim Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable.  In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

As of September 30, 2016, it is not possible to compute the accumulated inflation rate for the three year period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index (IPIM, as per its Spanish acronym), and started to compute it again as from January 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, these unaudited financial statements have not been restated in constant currency.

However, over the last years, certain macroeconomic variables affecting business in the operations center Argentina, such as payroll costs, input prices and service rates, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial condition and results of operations of the Company in these financial statements.

2.2
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Annual Financial Statements as of June 30, 2016, except for what is mentioned in Note 2.2.1.

2.2.1
Adjustment due to change to accounting standards

During the reported period, the Group has adopted the changes to IAS 16 “Property Plant and Equipment” and to IAS 41 “Agriculture” in relation to production plants. These amendments imply changes in accounting policies and have the following impact on the financial situation and results of operations of the Group, already recognized in the financial statements.

On June, 2014 the International Accounting Standards Board issued the amendments to IAS 16 “Property, plant and equipment” and to IAS 41 “Agriculture” whereby it distinguished between bearer plants and other biological assets. Production plants are solely used for product development and its operation is similar to that of manufacturing machinery. As a result, amendments require bearer plants to be accounted for as property, plant and equipment and covered by IAS 16, rather than IAS 41. However, the produce growing on bearer plants will continued to be governed by IAS 41 and will continue to be valued at fair value minus selling costs.

Group's sugarcane fields are recognized as bearer plants under the new definition included in IAS 41. Under IAS 8, modifications are to be applied retrospectively; therefore, the sugarcane field will be reclassified under "Property, plant and equipment" and valued at depreciated cost as from July 1, 2016, with comparative balances being revised retrospectively. Sugarcane fields are depreciated over its useful life under the balance declining method based on the expected yield.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

Amounts as of June 30, 2016 and September 30, 2015, which are disclosed for comparative purposes have been modified in order to present the mentioned adjustments. The following tables present the impact on the financial situation and results of operations of the Group.

Statement of Income (summary)	September 30, 2015 (Published)	Increase / (Decrease)	September 30, 2015 (Adjusted)
Costs	(1,194)	(1)	(1,195)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	197	9	206
Income tax	(89)	(3)	(92)
Loss for the year	(362)	6	(356)
Attributable to:
Equity holders of the parent	(291)	3	(288)
Non-controlling interest	(71)	3	(68)

Statement of comprehensive income	September 30, 2015 (Published)	Increase / (Decrease)	September 30, 2015 (Adjusted)
Loss for the year	(362)	6	(356)
Other comprehensive loss for the period	(320)	4	(316)
Total comprehensive loss for the period	(682)	10	(672)
Attributable to:
Equity holders of the parent	(405)	10	(395)
Non-controlling interest	(277)	-	(277)

Statements of financial position (summary)	June 30, 2016 (Published)	Increase / (Decrease)	June 30, 2016 (Adjusted)
Biological assets	1,132	(67)	1,065
Property, plant and equipment	26,300	76	26,376
Deferred income tax assets	1,658	(3)	1,655
Total Assets	166,000	6	166,006
Retained earnings	(1,390)	3	(1,387)
Cumulative translation adjustment	806	-	806
Non-controlling interest	14,211	3	14,214
Total Shareholders’ Equity	15,232	6	15,238

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Summary of significant accounting policies (Continued)

2.3
Use of estimates

The preparation of financial statements at a certain date requires the Management of the Group to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these unaudited financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual financial statements for the year ended as of June 30, 2016, as described in Note 5 to those financial statements.

2.4
Comparability of information

Amounts as of June 30, 2016 and September 30, 2015 which are disclosed for comparative purposes have been taken from financial statements then ended, except for changes described in Note 2.1.1.

As required by IFRS 3, the information of IDBD is included in the financial statements of the Group as from takeover was secured, that is from October 11, 2015 and the prior periods are not modified by this situation. Therefore, the financial information consolidated as of September 30, 2015 is not comparative.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.
Seasonal effects on operations (Continued)

Urban Properties and Investments business

Operations Center in Argentina

The operations of the shopping centers are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, for shopping center operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The operations of the Shufersal supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and the Jewish New Year, sometime between September and October each year.

The results of operations of Cellcom are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Below are detailed the significant acquisitions and disposals for the three-month period ended September 30, 2016. The significant acquisitions and disposals for the fiscal year ended June 30, 2016, are detailed in Note 3 to the annual financial statements at that date.

A.
Acquisition of equity interest in EHSA

On July 6, 2016, the Group through IRSA CP acquired from FEG Entretenimientos S.A. a 20% of EHSA shares, a company where it already owned 50%. It also acquired a 1.25% interest in ENUSA from Marcelo Fígoli. The acquisition has been priced at Ps. 52.0 million, Ps. 35.4 million of which have been paid on September 30, while the remaining balance of Ps. 16.6 million was paid in October. As a result, the Group now holds 70% of the voting stock of EHSA and Mr. Diego Finkelstein holds the remaining 30%. As of the date of these unaudited financial statements, the Group is analyzing the allocation of the price paid for the acquisition of these interests.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.
Acquisitions and disposals (Continued)

In addition, EHSA holds, both directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. Furthermore, OASA holds 50% of the voting stock of LRSA, a company that holds the rights to commercially operate the emblematic "Predio Ferial de Palermo" in the Autonomous City of Buenos Aires, where the SRA holds the remaining 50%.

B.
Share-holding increase in Shufersal

On September 12, 2016, the Group through DIC, acquired 9,097,127 of Shufersal’s shares, so that the company’s equity interest in Shufersal’s share capital increased from approximately 53.89% to around 58.17%. In addition, it was granted an option (“the option”) to acquire up to 9,097,127 additional shares of Shufersal at an exercise price of NIS 14.62 (equal to Ps. 223.4) per share of Shufersal (subject to adjustments). The option may be exercisable until December 12, 2016.

C.
Acquisition of DIC shares from IDBD

On September 23, 2016 Tyrus acquired from IDBD 8,888,888 of DIC’s shares for a total amount of NIS 100 million (equivalent to Ps. 401), which represent 8.8% of the Company’s outstanding shares. As a result of this transaction, the equity interest of the Group in DIC has increased by 3.28% without actual cash movements in the financial statements.

D.
Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total amount of NIS 217 million (equivalent to Ps. 810); as a result, the DIC’s interest in PBC has declined to around 64.4%.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Group's activities expose it to a variety of financial risk: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risk), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Financial risk management and fair value estimates (Continued)

Given the diversity of characteristics in the activities conducted under its operations center, the Group has decentralized the risk management policies geographically based on its two operations center in order to identify and properly analyze the various types of risks to which each of the subsidiaries is exposed.

These financial statements do not include all the information and disclosures of the risk management, so they should be read together with Note 4 to the annual financial statements as of June 30, 2016. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end.

5.2.
Fair value estimates

Since June 30, 2016, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets and liabilities (either measured at fair value or amortized cost). Neither have been transfers between the several tiers used in estimating the fair value of the Group’s financial instruments.

6.
Segment information

There have been no changes to the Group’s structure either in the business segments or in the financial reporting criteria of such segments in the annual consolidated financial statements. As explained in note 6 to the annual financial statements, comparative segment information has not been modified due to the consolidation of IDDB because as of that date the Group did not exercise control over it and it was reported at fair value. As of September 30, 2015, IDBD’s equity interest and changes in its fair value are presented under the International segment of the Operations Center in Argentina.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the three-month period ended September 30, 2016:

	Agricultural business (I)	Urban properties and investments business (II)			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	1,120	957	17,399	18,356	19,476
Costs	(1,311)	(247)	(12,676)	(12,923)	(14,234)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	384	-	-	-	384
Changes in the net realizable value of agricultural produce after harvest	(98)	-	-	-	(98)
Gross profit	95	710	4,723	5,433	5,528
Gain from disposal of investment properties	-	-	19	19	19
Gain from disposal of farmlands	73	-	-	-	73
General and administrative expenses	(90)	(152)	(784)	(936)	(1,026)
Selling expenses	(136)	(87)	(3,210)	(3,297)	(3,433)
Other operating results, net	40	(12)	(49)	(61)	(21)
(Loss) / Profit from operations	(18)	459	699	1,158	1,140
Share of (loss) / profit of associates and joint ventures	(8)	37	75	112	104
Segment (loss) / profit	(26)	496	774	1,270	1,244

Investment properties	3	3,358	-	3,358	3,361
Property, plant and equipment	3,142	244	-	244	3,386
Trading properties	-	271	-	271	271
Goodwill	13	25	-	25	38
Rights to receive future units under barter agreements	-	90	-	90	90
Biological assets	826	-	-	-	826
Inventories	756	31	-	31	787
Interests in associates and joint ventures	43	966	-	966	1,009
Operating assets from Operations Center in Israel	-	-	144,262	144,262	144,262
Total segment assets	4,783	4,985	144,262	149,247	154,030

Operating liabilities from Operations Center in Israel	-	-	129,806	129,806	129,806

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the three-month period ended September 30, 2015:

	Agricultural business (I)	Urban properties and investments business (II)	Total
		Operations Center in Argentina
Revenues	681	721	1,402
Costs	(782)	(180)	(962)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	206	-	206
Changes in the net realizable value of agricultural produce after harvest	(9)	-	(9)
Gross profit	96	541	637
Gain from disposal of investment properties	-	384	384
General and administrative expenses	(64)	(132)	(196)
Selling expenses	(92)	(56)	(148)
Other operating results, net	24	(14)	10
(Loss) / Profit from operations	(36)	723	687
Share of loss of associates and joint ventures	(1)	(493)	(494)
Segment (loss) / profit	(37)	230	193

Investment properties	66	3,499	3,565
Property, plant and equipment	1,990	256	2,246
Trading properties	-	130	130
Goodwill	7	25	32
Rights to receive future units under barter agreements	-	90	90
Biological assets	518	-	518
Inventories	455	23	478
Interests in associates and joint ventures	30	2,601	2,631
Total segment assets	3,066	6,624	9,690

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

(I)
Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	September 30, 2016
	Agricultural production	Land transformation and sales	Others	Total Agricultural business
Revenues	630	-	490	1,120
Costs	(916)	(3)	(392)	(1,311)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	384	-	-	384
Changes in the net realizable value of agricultural produce after harvest	(98)	-	-	(98)
Gross (loss) / profit	-	(3)	98	95
Gain from disposal of farmlands	-	73	-	73
General and administrative expenses	(73)	-	(17)	(90)
Selling expenses	(102)	(2)	(32)	(136)
Other operating results, net	40	-	-	40
(Loss) / Profit from operations	(135)	68	49	(18)
Share of loss of associates	(5)	-	(3)	(8)
Segment (loss) / profit	(140)	68	46	(26)

Investment properties	-	-	3	3
Property, plant and equipment	3,065	13	64	3,142
Goodwill	13	-	-	13
Biological assets	826	-	-	826
Inventories	543	-	213	756
Investments in associates	43	-	-	43
Total segment assets	4,490	13	280	4,783

	September 30, 2015
	Agricultural production	Land transformation and sales	Others	Total Agricultural business
Revenues	448	-	233	681
Costs	(567)	(2)	(213)	(782)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	206	-	-	206
Changes in the net realizable value of agricultural produce after harvest	(9)	-	-	(9)
Gross profit / (loss)	78	(2)	20	96
General and administrative expenses	(54)	-	(10)	(64)
Selling expenses	(73)	-	(19)	(92)
Other operating results, net	23	-	1	24
Loss from Operations	(26)	(2)	(8)	(36)
Share of loss of associates	-	-	(1)	(1)
Segment loss	(26)	(2)	(9)	(37)

Investment properties	2	-	64	66
Property, plant and equipment	1,938	13	39	1,990
Goodwill	6	-	1	7
Biological assets	517	-	1	518
Inventories	322	-	133	455
Investments in associates	30	-	-	30
Total segment assets	2,815	13	238	3,066

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

(II)
Urban properties line of business and investments

The following tables present the reportable segments from the Operations Center in Argentina:

	September 30, 2016
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	682	101	1	173	-	-	957
Costs	(114)	(14)	(5)	(114)	-	-	(247)
Gross profit / (loss)	568	87	(4)	59	-	-	710
General and administrative expenses	(49)	(13)	(37)	(31)	(22)	-	(152)
Selling expenses	(42)	(16)	(7)	(22)	-	-	(87)
Other operating results, net	(9)	5	(3)	-	(4)	(1)	(12)
Profit / (Loss) from operations	468	63	(51)	6	(26)	(1)	459
Share of profit / (loss) of associates and joint ventures	-	12	7	-	(35)	53	37
Segment profit / (loss)	468	75	(44)	6	(61)	52	496

Investment properties	2,224	905	223	-	-	6	3,358
Property, plant and equipment	50	25	2	165	2	-	244
Trading properties	1	-	270	-	-	-	271
Goodwill	14	6	5	-	-	-	25
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	21	-	1	9	-	-	31
Investment in associates and joint ventures	-	-	69	-	(883)	1,780	966
Total segment assets	2,310	936	660	174	(881)	1,786	4,985

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

	September 30, 2015
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	533	75	2	111	-	-	721
Costs	(79)	(14)	(5)	(82)	-	-	(180)
Gross profit / (loss)	454	61	(3)	29	-	-	541
Gain from disposal of investment properties	-	-	384	-	-	-	384
General and administrative expenses	(37)	(12)	(28)	(22)	(33)	-	(132)
Selling expenses	(32)	(5)	(5)	(14)	-	-	(56)
Other operating results, net	(7)	(1)	(4)	-	(1)	(1)	(14)
Profit / (Loss) from operations	378	43	344	(7)	(34)	(1)	723
Share of (loss) / profit of associates and joint ventures	-	(1)	3	-	(563)	68	(493)
Segment profit / (loss)	378	42	347	(7)	(597)	67	230

Investment properties	2,353	955	184	-	-	7	3,499
Property, plant and equipment	49	31	1	174	1	-	256
Trading properties	1	-	129	-	-	-	130
Goodwill	14	6	5	-	-	-	25
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	-	7	-	-	23
Interests in associates and joint ventures	-	19	60	-	1,039	1,483	2,601
Total segment assets	2,433	1,011	469	181	1,040	1,490	6,624

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

The following table presents the reportable segments of the Operations Center in Israel:

	September 30, 2016
	Real Estate	Supermarkets	Agrochemicals	Telecommunications	Insurance	Others	Total
Revenues	1,049	11,535	-	3,901	-	914	17,399
Costs	(612)	(8,615)	-	(2,608)	-	(841)	(12,676)
Gross profit	437	2,920	-	1,293	-	73	4,723
Gain from disposal of investment properties						19	19
General and administrative expenses	(63)	(149)	-	(388)	-	(184)	(784)
Selling expenses	(19)	(2,307)	-	(818)	-	(66)	(3,210)
Other operating results, net	-	(15)	-	(7)	-	(27)	(49)
Profit / (Loss) from operations	355	449	-	80	-	(185)	699
Share of (loss) / profit of associates and joint ventures	(63)	-	157	-	-	(19)	75
Segment profit / (loss)	292	449	157	80	-	(204)	774

Operating assets	58,565	29,057	11,240	28,982	4,792	15,645	148,281
Operating liabilities	(48,115)	(23,021)	(11,272)	(23,228)	-	(28,609)	(134,245)
	10,450	6,036	(32)	5,754	4,792	(12,964)	14,036

The following tables present a reconciliation between the total results of operations as per the segment information and the profit from operation as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	September 30, 2016
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Discontinued operations	Total statement of income
Revenues	19,476	(20)	341	(47)	-	19,750
Costs	(14,234)	19	(348)	44	-	(14,519)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	384	(2)	-	-	-	382
Changes in the net realizable value of agricultural produce after harvest	(98)	-	-	-	-	(98)
Gross profit / (loss)	5,528	(3)	(7)	(3)	-	5,515
Gain from disposal of investment properties	19	-	-	-	-	19
Gain from disposal of farmlands	73	-	-	-	-	73
General and administrative expenses	(1,026)	2	-	2	-	(1,022)
Selling expenses	(3,433)	2	-	-	-	(3,431)
Other operating results, net	(21)	-	-	-	-	(21)
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	1,140	1	(7)	(1)	-	1,133
Share of profit / (loss) of associates and joint ventures	104	(2)	-	-	(157)	(55)
Profit / (Loss) from operations before financing and taxation	1,244	(1)	(7)	(1)	(157)	1,078

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

	September 30, 2015
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total statements of income
Revenues	1,402	(11)	255	(22)	1,624
Costs	(962)	11	(259)	15	(1,195)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	206	(4)	-	4	206
Changes in the net realizable value of agricultural produce after harvest	(9)	-	-	-	(9)
Gross profit / (loss)	637	(4)	(4)	(3)	626
Gain from disposal of investment properties	384	-	-	-	384
General and administrative expenses	(196)	1	-	1	(194)
Selling expenses	(148)	1	-	-	(147)
Other operating results, net	10	1	-	-	11
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	687	(1)	(4)	(2)	680
Share of loss of associates and joint ventures	(494)	(3)	-	-	(497)
Profit / (Loss) from operations before financing and taxation	193	(4)	(4)	(2)	183

The following tables present a reconciliation between total segment assets and total assets as per the statement of financial position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	September 30, 2016					September 30, 2015
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina
Total Assets per segment	4,783	4,985	148,281	153,266	158,049	3,066	6,624	9,690
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(598)	(28)	-	(28)	(626)	(400)	(132)	(532)
Measurement adjustments at fair value
Plus:
Investments in joint ventures (**)	277	187	-	187	464	185	183	368
Other non-reportable assets	3,690	8,889	-	8,889	12,579	2,562	3,671	6,233
Total Consolidated assets as per Statement of financial position	8,152	14,033	148,281	162,314	170,466	5,413	10,346	15,759

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Segment information (Continued)

 (*) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment.

	September 30, 2016					September 30, 2015
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina
Investment properties	3	114	-	114	117	2	127	129
Property, plant and equipment	583	(5)	-	(5)	578	379	(3)	376
Trading properties	-	1	-	1	1	-	2	2
Goodwill	-	(82)	-	(82)	(82)	-	6	6
Biological assets	6	-	-	-	6	9	-	9
Inventories	6	-	-	-	6	10	-	10
Total proportionate share in assets per segment of joint ventures	598	28	-	28	626	400	132	532

(**)
Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.

	September 30, 2016					September 30, 2015
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina
Total Liabilities per segment	-	-	134,245	134,245	134,245	-	-	-
Plus:
Liabilities corresponding to agricultural business and urban properties and investment business of the operations center in Argentina	5,675	14,960	-	14,960	20,635	4,055	7,873	11,928
Total Consolidated liabilities as per Statement of financial position	5,675	14,960	134,245	149,205	154,880	4,055	7,873	11,928

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

	As of September 30, 2016							Period ended September 30, 2016
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net income / (loss)	Other comprehensive income / (loss)	Total comprehensive income / (loss)	Profit (loss) attributable to non-controlling shareholders	Other comprehensive income (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase / (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders
Elron (1)	49.68%	2,028	1,020	70	31	2,947	2,090	-	(67)	60	(7)	(45)	(38)	(52)	(108)	-	(160)	-
PBC (1)	23.55%	10,649	47,916	8,582	39,532	10,451	7,578	1,049	(235)	198	(37)	(49)	12	485	105	(56)	534	-
Cellcom (1)	58.23%	10,618	15,678	8,504	13,163	4,629	3,137	3,841	(26)	7	(19)	(11)	(9)	762	(384)	747	1125	-
Shufersal (1)	4.71%	9,547	18,764	12,603	10,419	5,289	3,157	11,467	205	(11)	194	127	67	937	(384)	(399)	154	-
Brasilagro	57.56%	1,210	2,542	522	188	3,042	1,644	171	13	486	499	6	280	-	3	(11)	(8)	-
IRSA	36.62%	58,645	104,099	50,329	98,928	13,487	13,022	18,687	(782)	495	(287)	(205)	283	2,575	(1,252)	238	1,561	-

	As of June 30, 2016							Period ended September 30, 2015
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net income / (loss)	Other comprehensive income / (loss)	Total comprehensive income / (loss)	Profit (loss) attributable to non-controlling shareholders	Other comprehensive Income (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase / (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders
Elron (1)	49.68%	2,145	922	82	31	2,954	2,522	-	-	-	-	-	-	-	-	-	-	-
PBC (1)	23.55%	10,435	47,546	9,925	37,567	10,489	8,419	-	-	-	-	-	-	-	-	-	-	-
Cellcom (1)	58.23%	9,368	16,113	7,629	13,210	4,642	3,795	-	-	-	-	-	-	-	-	-	-	-
Shufersal (1)	47.05%	9,929	18,764	13,202	10,411	5,080	3,596	-	-	-	-	-	-	-	-	-	-	-
Brasilagro	57.82%	980	2,183	415	205	2,543	1,097	162	121	(364)	(243)	71	(210)	9	330	(211)	128	-
IRSA	36.62%	42,763	116,237	43,600	101,899	13,501	12,386	968	(316)	36	(280)	(618)	4,018	374	(281)	213	306	(615)

(1)
Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by DIC.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Information about principal subsidiaries (Continued)

Restrictions, commitments and other relevant issues

Cellcom

As mentioned in Note 7 to the annual financial statements as of June 30, 2016, Cellcom is in dispute with Golán Telecom. As of the date of these unaudited condensed interim financial statements there still has not been any resolution to this matter.

Analysis of the impact of the Concentration Act

As mentioned in Note 7 to the annual financial statements as of June 30, 2016, IDBD is analyzing the implications of the Concentration Law. As of the date of these unaudited condensed interim financial statements, IDBD continues on this analysis process.

Dolphin arbitration process

As mentioned in Note 3 to the annual financial statements there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the acquisition and control obtainment of IDBD. On September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA were entitled to act as buyers in the BMBY and ETH had to sell all of the IDBD shares held by it at a price of NIS 1.64 per share; (ii) The buyer had to fulfill all of the commitments included in the seller's Arrangement, including the commitment to carry out Tender Offers; (iii) The buyer had to agree to pledge IDBD’s shares. However, Dolphin and ETH still have several claims that are subject to an arbitration proceeding, which as of the date of these condensed financial statements have yet to be decided upon. There is no certainty as to the final outcome of this proceeding. Should the arbitrator render a decision favorable to ETH, the value of our investment in IDBD may be impaired and would, therefore, have an adverse effect on our business, financial situation and results of operations. As of the date of these financial statements, the proceeding is pending.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Interests in joint ventures

Changes in the Group’s investments in joint ventures for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	2,186	378
Decrease for the control obtainment	(31)	-
Capital contribution	5	77
Balance incorporated by business combination (Note 4)	(4)	960
Share of (loss) / profit	(28)	143
Currency translation adjustment	48	645
Cash dividends (i)	(11)	(17)
End of the period / year	2,165	2,186

(i)
During the period ended September 30, 2016, Ps. 11 correspond to Manaman. During the fiscal year ended June 30, 2016, Ps. 7 corresponds to Cyrsa, Ps. 4 to NPSF and Ps. 6 to Manaman.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Interests in joint ventures (Continued)

The table below lists the Group's investments and the value of interests in joint ventures for the three-month period ended September 30, 2016 and for the fiscal year ended June 30, 2016, respectively.

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income		% of ownership interest held		Last financial statement issued
				As of September 30, 2016	As of June 30, 2016	As of September 30, 2016	As of September 30, 2015	As of September 30, 2016	As of June 30, 2016	Share Capital (nominal value)	(Loss) profit for the period	Shareholders' equity
Quality	Argentina	Real Estate	76,814,342	69	69	(1)	(2)	50%	50%	154	(1)	137
Cyrsa	Argentina	Real Estate	8,748,269	19	18	1	1	50%	50%	17	2	37
Puerto Retiro (1)	Argentina	Real Estate	23,067,250	63	59	(1)	-	50%	50%	46	(1)	38
Cresca S.A. (2)	Paraguay	Agricultural	138,154	271	230	41	2	50%	50%	144	(i)
Mehadrin	Israel	Agricultural	1,509,889	946	985	(38)	-	45.41%	45.41%	(*) 3	(*) 70	(*) 499
Others joint ventures (3)				797	825	18	1	N/A	N/A	N/A	N/A	N/A
				2,165	2,186	20	2

(1)
Puerto Retiro owns a land reserve. As mentioned in Note 8 to the annual financial statements as of June 30, 2016, Puerto Retiro has been notified that a petition for bankruptcy has been filed against it. As of the date of these financial statements, there is no news in relation to the case.
(2)
Cresca is a joint venture between the Company and Carlos Casado S.A. with agriculture operations in Paraguay.
(3)
Represent other joint venture business that are not significant individually.
(**) Amounts presented in millions of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Interests in joint ventures (Continued)

Restrictions, commitments and other relevant issues

Puerto Retiro

As mentioned in Note 8 to the annual financial statements as of June 30, 2016, Puerto Retiro has been notified that a petition for bankruptcy has been filed against it. As of the date of these financial statements, there is no news in relation to the case.

9.
Investments in associates

Changes in the Group’s investments in associates for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	13,507	2,653
Acquisition / increase in equity interest	121	157
Unrealized loss from investments at fair value	-	(564)
Decrease for the control obtainment	-	(1,047)
Associate incorporated by business combination	-	8,308
Capital contribution	33	180
Share of (loss) / profit	(27)	310
Currency translation adjustment	198	4,193
Cash dividends (ii)	(4)	(518)
Sale of associates	-	(4)
Hedging instruments	56	(93)
Defined benefit plans	(7)	(10)
Reclassification to assets held for sale (Note 34)	(11,293)	-
Impairment	-	(58)
End of the period / year (i)	2,584	13,507

(i)
Includes a balance of Ps. (895) and Ps. (841) reflecting interests in companies with negative equity as of September 30, 2016 and June 30, 2016, respectively, which are reclassified to “Provisions” (Note 22).
(ii)
During the period ended September 30, 2016 the balance corresponds to Emco. During the fiscal year ended June 30, 2016 the balance corresponds Ps. 10 to Millenium, Ps. 495 to Adama, Ps. 10 to Emco and Ps. 3 to Agro-Uranga.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Interests in associates (Continued)

The table below lists the Group’s investments, values of interests as well as the Group’s interest in comprehensive income of associates for the three-month period ended September 30, 2016 and for the fiscal year ended June 30, 2016, respectively; except otherwise indicated below:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income		% of ownership interest held		Last financial statement issued
				As of September 30, 2016	As of June 30, 2016	As of September 30, 2016	As of September 30, 2015	As of September 30, 2016	As of June 30, 2016	Share Capital (nominal value)	Income / (loss) for the period	Shareholders' equity
Tarshop	Argentina	Consumer financing	48,759,288	74	72	2	(2)	20%	20%	244	(141)	145
New Lipstick	United States	Real Estate	N/A	(870)	(793)	(75)	(40)	49.73%	49.73%	N/A	(*) (8)	(*) (143)
BHSA	Argentina	Financing	448,689,072	1,649	1,609	39	69	29.91%	29.99%	1,500	129	5,363
BACS (1)	Argentina	Financing	7,812,500	45	21	11	1	12.5%	6.4%	63	27	356
IDBD	Israel	Investment	324,445,664	-	-	-	(590)	N/A	49.00%	-	-	-
Condor	United States	Hotel	1,261,723	(20)	(45)	(25)	(33)	25.53%	26.91%	(*) 49	(*) 9	(*) 34
Adama	Israel	Agrochemical	55,196,352	-	10,847	-	-	40.00%	N/A	(**) 138	(**) 319	(**) 6,155
PBEL	India	Real Estate	450,000	669	864	(42)	-	45.40%	N/A	(**) 1	(**) (29)	(**) (523)
Others associates				1,037	932	261	4		N/A	-	-	-
				2,584	13,507	171	(591)

 (1)
On August 24, 2016, the BCRA approved the sale of BACS’ shares, representing 6.125% which had been subscribed by Tyrus. As a result, as of September 30 the Group’s equity interest in BACS amounts to 12.5% while BHSA holds the remaining 87.5%.
    (*)
  Amounts presented in millions of US dollars.
   (**)
  Amounts presented in millions of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
          Interests in associates (Continued)

Sale of Adama

On July 17, 2016 DIC informed the market that it has accepted the tender offer by ChemChina who intends to acquire 40% of Adama’s shares currently held by Koor, indirectly controlled by IDBD through DIC. In August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction includes a payment in cash of US$ 230 million (equivalent to Ps. 3,498 at the exchange rate as of September 30, 2016) plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. This sale transaction is expected to be finalized during November of this year, subject to compliance with certain conditions, including obtaining approvals by the Chinese regulatory and antitrust authorities. Investment in ADAMA as well as the non-recourse loan have been reclassified as held for sale and the associated income has been reclassified under discontinued operations (see Notes 34 and 35).

10.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Leased-out farmland	Rental properties (ii)	Undeveloped parcels of land	Properties under development	Total as of September 30, 2016	Total as of June 30, 2016
Opening net book amount	9	43,302	2,477	3,978	49,766	3,475
Assets incorporated by business combination						29,586
Currency translation adjustment	-	367	2	16	385	16,762
Additions	-	309	12	421	742	1,190
Reclassification to trading properties	-	-	-	(3)	(3)	(71)
Transfers	-	1,109	(224)	(885)	-	-
Reclassification to property, plant and equipment	-	(4)	-	-	(4)	(12)
Reclassification of property, plant and equipment	(8)	-	-	-	(8)	(1)
Impairment	-	-	-	-	-	(339)
Disposals	-	(22)	-	-	(22)	(280)
Depreciation charges (i)	(1)	(259)	(4)	-	(264)	(544)
Closing net book amount	-	44,802	2,263	3,527	50,592	49,766

Costs	2	47,440	2,275	3,527	53,244	52,160
Accumulated depreciation	(2)	(2,638)	(12)	-	(2,652)	(2,394)
Net book amount	-	44,802	2,263	3,527	50,592	49,766

(i)
Depreciation charges of investment property has been charged in “Costs” in the statement of income (Note 28).
(ii)
Includes Distrito Arcos; there have been no news on the judicial proceedings mentioned in the annual financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	September 30, 2016	September 30, 2015
Trade, leases and services income	1,947	840
Direct operating expenses	(876)	(350)
Development expenses	(4)	(2)
Gain from disposal of investment properties	19	384

No finance costs were capitalized during the three-month periods ended September 30, 2016 and 2015.

11.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total September 30, 2016	Total June 30, 2016
Opening net book amount	2,138	71	13,335	2,813	5,410	2,604	26,371	2,041
Assets incorporated by business combination	-	-	-	-				15,104
Currency translation adjustment	211	14	1	-	(1)	28	253	9,207
Additions	36	19	136	140	199	112	642	1,259
Reclassifications of investment properties	-	-	4	-			4	12
Reclassification to group of assets held for sale (Note 34)	-	-	-	-	-	(12)	(12)	-
Reclassifications to investment properties	8	-	-	-	-	-	8	1
Disposals	(14)	-	-	(4)	(11)	(197)	(226)	(1)
Impairments	-	-	-	-			-	(13)
Depreciation charge (ii)	(16)	(12)	(131)	(138)	(261)	(109)	(667)	(1,234)
Closing net book amount	2,363	92	13,345	2,811	5,336	2,426	26,373	26,376

Cost	2,190	73	14,114	3,345	6,173	2,796	28,691	28,031
Accumulated depreciation	173	19	(769)	(534)	(837)	(370)	(2,318)	(1,655)
Net book amount	2,363	92	13,345	2,811	5,336	2,426	26,373	26,376

(i)
Includes furniture and fixtures, vehicles and aircrafts.
                  (ii) Depreciation charges of property, plant and equipment were included in "Costs", “General and administrative expenses” and "Selling expenses" in the statement of income Note 28.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total September 30, 2016	Total June 30, 2016
Opening net book amount	236	3,307	1,170	4,713	133
Additions	1	205	22	228	355
Currency translation adjustment	(7)	30	(8)	15	1,650
Transfers	-	213	(213)	-	-
Reclassifications of investment properties	-	3	-	3	71
Assets incorporated by business combination	-	-	-	-	2,656
Disposals	(153)	(56)	-	(209)	(152)
Closing net book amount	77	3,702	971	4,750	4,713

	September 30, 2016	June 30, 2016
Non-current	3,531	4,472
Current	1,219	241
Total	4,750	4,713

13.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended as of September 30, 2016 and for the year ended as of June 30, 2016 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (ii) (iii)	Total as of September 30, 2016	Total as of June 30, 2016
Opening net book amount	2,238	3,355	759	3,219	957	1,286	11,814	176
Assets incorporated by business combination	90	-	-	-	-	-	90	7,994
Currency translation adjustment	-	-	(5)	(8)	4	-	(9)	4,499
Reclassification to assets held for sale (Note 34)	-	-	-	-	-	(4)	(4)	-
Additions	-	-	-	-	89	-	89	137
Disposals	-	-	-	-	-	-	-	(1)
Amortization charge (i)	-	(11)	(31)	(288)	(98)	(83)	(511)	(991)
Closing net book amount	2,328	3,344	723	2,923	952	1,199	11,469	11,814

Cost	2,328	3,379	813	3,927	1,296	1,478	13,221	13,036
Accumulated amortization	-	(35)	(90)	(1,004)	(344)	(279)	(1,752)	(1,222)
Net book amount	2,328	3,344	723	2,923	952	1,199	11,469	11,814

(i)
Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 28). There is no impairment charges for any of the periods / years presented.
(ii)
Includes "Rights of use". Corresponds to Distrito Arcos. During January 2015, depreciation started upon delivery of the Shopping Center.
(iii)
Includes "Rights to receive future units under barter agreements". Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Biological assets

   Changes in the Group’s biological assets for the three-month period ended as of September 30, 2016 and for the year ended as of June 30, 2016 were as follows:

Agricultural business
	September 30, 2016	June 30, 2016
Beginning of the period / year	1,065	531
Purchases	16	36
Initial recognition and changes in the fair value of biological assets (i)	365	1,616
Decrease due to harvest	(582)	(1,044)
Sales	(47)	(141)
Consume	(1)	(2)
Currency translation adjustment	4	69
End of the period / year	820	1,065

(i)
Biological assets with a production cycle of more than one year (that is, sugarcane and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 175 and Ps. 413 for the three-month periods ended September 30, 2016 and for the fiscal year ended June 30, 2016, respectively.

The following tables present the Group’s biological assets measured at fair value as of September 30, 2016 and June 30, 2016 and their allocation to the fair value hierarchy:

		September 30, 2016
	Classification	Level 1	Level 2	Level 3	Total
Dairy	Production	-	51	-	51
Cattle	Production	-	481	-	481
Sugarcane fields	Production	-	-	11	11
Other cattle	Production	-	10	-	10
Others biological assets	Production	6	-	-	6
Total non-current biological assets		6	542	11	559
Cattle and cattle for sale	Consumable	-	61	-	61
Other cattle	Consumable	-	2	-	2
Crops fields	Consumable	93	-	42	135
Sugarcane fields	Production	-	-	63	63
Total current biological assets		93	63	105	261
Total biological assets		99	605	116	820

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Biological assets (Continued)

		June 30, 2016
	Classification	Level 1	Level 2	Level 3	Total
Dairy	Production	-	49	-	49
Cattle	Production	-	432	-	432
Sugarcane fields	Production	-	-	27	27
Other cattle	Production	-	9	-	9
Others biological assets	Production	7	-	-	7
Total non-current biological assets		7	490	27	524
Cattle and cattle for sale	Consumable	-	75	-	75
Sugarcane fields	Production	-	-	86	86
Other cattle	Consumable	-	2	-	2
Crops fields	Consumable	23	-	355	378
Total current biological assets		23	77	441	541
Total biological assets		30	567	468	1,065

During the three-month period ended September 30, 2016 and the year ended June 30, 2016 there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 599 and Ps. 1,097 for the period ended September 30, 2016 and for the year ended June 30, 2016, respectively.

The following table presents the changes in Group’s Level 3 biological assets for the three-month period ended September 30, 2016 and for the year ended June 30, 2016:

Agricultural business
	Crops fields with significant biological growth	Sugarcane fields
As of June 30, 2015	40	70
Initial recognition and changes in the fair value of biological assets	837	146
Harvest	(522)	(181)
Currency translation adjustment	-	78
As of June 30, 2016	355	113
Initial recognition and changes in the fair value of biological assets	106	112
Changes due to transformation
Harvest	(432)	(150)
Currency translation adjustment	13	(1)
As of September 30, 2016	42	74

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Biological assets (Continued)

When no quoted prices in an active market are available, values are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Description	Pricing model	Parameters	Range
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category
Crops fields (Level 3)	Discounted cash flows	Yields – Operating costs –Selling expenses - Future of sale prices	Argentina
Yields: 0.0 - 11.5 tn./ha.
Future of sale prices: 2,587 - 12,861 Ps./tn.
Operating cost: 833 - 7,659 Ps./ha.

Sugarcane fields (Level 3)	Discounted cash flows	Yields – Operating costs –Selling expenses - Future of sale prices Discount rate	Brazil:
Yields: 86.06 tn./ha.
Future of sale prices: 79.51 Rs./tn.
Operating cost: 59.23 Rs./tn.

Bolivia:
Yields: 51 - 116 tn./ha.
Future of sale prices: 23.50 - 23.40 US$/tn.
Operating cost: 275 - 500 US$/ha.
Others:

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5 to the Annual Financial Statements as of June 30, 2016 and 2015.

As of September 30, 2016 and June 30, 2016, the better and maximum use of biological assets shall not significantly differ from the current use.

15.
Inventories

Breakdown of Group’s inventories as of September 30, 2016 and June 30, 2016 are as follows:

	September 30, 2016	June 30, 2016
Crops	336	325
Materials and inputs	313	250
Seeds and fodders	118	109
Beef	40	31
Good for resale and supplies	2,426	2,858
Telephones and others communication equipment	265	327
Total inventories	3,498	3,900

As of September 30, 2016 and June 30, 2016 the cost of inventories recognized as expense amounted to Ps. 325 and Ps. 946, respectively and they have been included in “Costs” in the statements of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category

Determining fair values

The fair value hierarchy adopted by the Group is described in Note 4 to the Annual Financial Statements as of June 30, 2016.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2016 and June 30, 2016 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2016
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	14,121	115	-	1,938	16,174	2,797	18,971
Investment in financial assets:
-Equity securities in public companies	-	1,419	-	614	2,033	-	2,033
-Equity securities in private companies	-	-	-	1,195	1,195	-	1,195
- Deposits	-	61	-	-	61	-	61
- Bonds	1,569	3,896	-	-	5,465	-	5,465
- Mutual funds	-	2,986	-	-	2,986	-	2,986
- Others	-	128	-	183	311	-	311
Derivative financial instruments (Note 19):
- Crops futures	-	7	-	-	7	-	7
- Swaps	-	8	-	-	8	-	8
- Crops options	-	10	-	-	10	-	10
- Foreign-currency future contracts	-	-	19	-	19	-	19
- Foreign-currency options	-	3	-	-	3	-	3
- Others	-	3	-	-	3	-	3
Financial assets held for sale (Note 18)	-	4,793	-	-	4,793	-	4,793
Restricted assets	2,009	-	-	-	2,009	-	2,009
Cash and cash equivalents (excluding bank overdrafts) (Note 20)	15,617	107	-	-	15,724	-	15,724
Total assets	33,316	13,536	19	3,930	50,801	2,797	53,598

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2016
Liabilities as per statement of financial position
Trade and other payables (Note 21)	15,322	-	-	-	15,322	4,383	19,705
Borrowings (excluding finance lease liabilities) (Note 23)	110,426	-	-	-	110,426	-	110,426
Derivative financial instruments (Note 19):
- Crops options	-	5	-	-	5	-	5
- Forward contracts	-	226	-	-	226	-	226
- Foreign-currency options	-	1	-	-	1	-	1
Total liabilities	125,748	232	-	-	125,980	4,383	130,363

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category (Continued)

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	13,211	101	-	1,932	15,244	2,878	18,122
Investment in financial assets:
- Equity securities in public companies	-	1,400	-	499	1,899	-	1,899
- Equity securities in private companies	-	-	15	1,324	1,339	-	1,339
- Deposits	1,172	49	-	-	1,221	-	1,221
- Bonds	121	4,169	-	-	4,290	-	4,290
- Mutual funds	-	2,920	-	-	2,920	-	2,920
- Others	-	90	-	140	230	-	230
Derivative financial instruments (Note 19):
- Crops options	-	7	-	-	7	-	7
- Foreign-currency options	-	2	-	-	2	-	2
- Foreign-currency future contracts	-	-	25	-	25	-	25
- Swaps	-	4	-	-	4	-	4
- Others	-	7	16	-	23	-	23
Financial assets held for sale (Note 18)		4,602	-	-	4,602	-	4,602
Restricted assets	876	-	-	-	876	-	876
Cash and cash equivalents (excluding bank overdrafts) (Note 20)	6,359	7,737	-	-	14,096	-	14,096
Total assets	21,739	21,088	56	3,895	46,778	2,878	49,656

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2016
Liabilities as per statement of financial position
Trade and other payables (Note 21)	18,917	-	-	-	18,917	1,054	19,971
Borrowings (excluding finance lease liabilities) (Note 23)	106,271	-	-	10,999	117,270	-	117,270
Derivative financial instruments (Note 19):
- Crops futures	-	33	-	-	33	-	33
- Forward contracts	-	198	-	-	198	-	198
- Foreign-currency future contracts	-	28	3	-	31	-	31
- Crops options	-	5	-	-	5	-	5
- Foreign-currency options	-	1	-	-	1	-	1
Total liabilities	125,188	265	3	10,999	136,455	1,054	137,509

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.
Financial instruments by category (Continued)

Clal

As mentioned in Note 18 to the annual financial statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. As of the date of this Unaudited Condensed Interim Consolidated Financial Statement, there was no further information on the subject. It should be noted that on September 30, 2016 the Group was obliged to sell the 10% interest in Clal. Clal appealed to the Israel Concentration Committee asking that the significant company status be reviewed and Dolphin also presented an appeal with the Supreme Court of Israel. The Group cannot estimate the outcome of such appeals.

The following table presents the changes in Level 3 financial instruments for the three-month period ended September 30, 2016 and the year ended June 30, 2016:

	Equity securities in public companies	Equity securities in private companies	Others	Warrants of Condor	Investment in associate IDBD	Commitment to tender offer shares in IDBD	Non-recourse loans	Trade and other receivables (cellocom)	Total
Balance as of June 30, 2015	349	102	-	7	-	(501)	-	-	(43)
Additions and acquisitions	50	27	-	-	-	-	-	-	77
Transfer to level 3	-	-	-	-	1,529	-	(26)	-	1,503
Currency translation adjustment	-	291	52	-	(482)	(18)	(3,610)	706	(3,061)
Obtainment of control over IDBD	-	861	88	-	(1,047)	500	(7,336)	1,187	(5,747)
Gains and losses for the year	100	43	-	(7)	-	19	(27)	39	167
Balance as of June 30, 2016	499	1,324	140	-	-	-	(10,999)	1,932	(7,104)
Additions and acquisitions	-	7	-	-	-	-	-	-	7
Transfer to level 3	-	-	-	-	-	-	-	-	-
Reclassification to assets held for sale	-	-	-	-	-	-	11,272	-	11,272
Currency translation adjustment	-	14	2	-	-	-	242	1	259
Obtainment of control over IDBD	-	-	-	-	-	-	-	-	-
Gains and losses recognized in the period	115	(150)	41	-	-	-	(515)	5	(504)
Balance as of September 30, 2016	614	1,195	183	-	-	-	-	1,938	3,930

The valuation models used by the Group for the measurement Level 2 and Level 3 instruments are no different from those used as of June 30, 2016. See Note 16 to the annual financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Trade and other receivables

The table below shows trade and other receivables of the Group as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Non-current
Trade receivables
Trade, leases and services receivable	2,089	2,015
Receivables from sale of agricultural products	1	-
Trade receivables related to agricultural properties	21	54
Less: allowance for doubtful accounts	(2)	(2)
Non-current trade receivables	2,109	2,067
Other receivables
Tax credits	152	119
Guarantee deposits	28	24
Prepayments	1,303	1,320
Loans	328	239
Others	36	4
Non-current other receivables	1,847	1,706
Non-current trade and other receivables	3,956	3,773

Current
Trade receivables
Trade, leases and services receivable	923	921
Receivables from sale of agricultural products and farmlands leases	524	362
Trade receivables related to agricultural properties	57	22
Deferred checks received	307	304
Trade receivables	6,401	5,970
Credit card receivables	3,631	3,872
Less: allowance for doubtful accounts	(197)	(189)
Total current trade receivables	11,646	11,262
Other receivables
Tax credits	198	180
Guarantee deposits	87	78
Prepayments	699	681
VAT credit to be transferred	7	11
Borrowings granted, deposits, and other balances	1,227	1,243
Advance payments	438	328
Others	514	375
Total current other receivables	3,170	2,896
Total current trade and other receivables	14,816	14,158
Total trade and other receivables	18,772	17,931

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Trade and other receivables (Continued)

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	September 30, 2016	June 30, 2016
Beginning of the year	191	120
Recovery	(15)	(53)
Used during the period / year	(41)	(4)
Creation	63	113
Currency translation adjustment	1	15
End of the period / year	199	191

The addition and release of allowance for doubtful account have been included in “Selling expenses” in the statement of income (Note 28).

18.
Financial assets held for sale

Group’s financial assets held for sale as of September 30, 2016 and June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Non-current
Clal	2,615	3,346
Non-current financial assets held for sale	2,615	3,346

Current
Clal	2,178	1,256
Current financial assets held for sale	2,178	1,256
Total financial assets held for sale	4,793	4,602

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Derivative financial instruments

Group’s derivative financial instruments as of September 30, 2016 and June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Assets
Non-current
Swaps	4	-
Others	-	8
Total non-current	4	8

Current
Foreign-currency future contracts	19	25
Foreign-currency options	3	2
Crops options	10	7
Crops futures	7	-
Swaps	4	4
Others	3	15
Total current	46	53
Total assets	50	61

Liabilities
Non-current
Forward contracts	125	105
Crops futures	-	16
Total non-current	125	121

Current
Foreign-currency future contracts	-	31
Foreign-currency options	1	1
Crops options	5	5
Crops futures	-	17
Forward contracts	101	93
Total current	107	147
Total liabilities	232	268

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Cash at bank and on hand	15,508	6,259
Short-term bank in deposits	109	100
Mutual funds	107	7,737
Total cash and cash equivalents	15,724	14,096

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended as of September 30, 2016 and 2015.

	September 30, 2016	September 30, 2015
Loss for the period	(873)	(356)
Adjustments for:
Income tax expense	28	92
Depreciation and amortization	1,442	70
Gain from disposal of investment properties	(19)	(384)
Gain from disposal of farmlands	(73)	-
Gain on the revaluation of receivables arising from the sale of farmland	(9)	(14)
Loss from disposal of property, plant and equipment	7	6
Dividends income	(24)	(4)
Share based payments	26	9
Unrealized gain on derivative financial instruments	(64)	(123)
Changes in fair value of financial assets	(277)	234
Financial results, net	2,214	224
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	(242)	(124)
Changes in the net realizable value of agricultural produce after harvest	98	9
Provisions	58	50
Share of (profit) loss of associates and joint ventures	(102)	497
Unrealized foreign exchange loss, net	1	186
Gain from repurchase of Non-convertible Notes	(1)	-
Other operating results	(4)	-
Changes in operating assets and liabilities:
Decrease in biological assets	511	143
Decrease in inventories	282	25
Decrease in trading properties	63	1
Increase in trade and other receivables	(481)	(29)
Increase in derivative financial instruments	(2)	(85)
Increase in trade and other payables	131	105
Decrease in employee benefits	(82)	(121)
Increase in provisions	1	2
Net cash generated from operating activities before income tax paid	2,609	413

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Cash and cash equivalents information (Continued)

The following table shows a detail of non-cash transaction occurred during the three-month periods ended as of September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Increase of investment in associates and joint ventures through a decrease in trade and other receivables	12	-
Decrease in trade and other payables through a decrease in financial assets	13	-
Increase in trade and other receivables through a decrease in property, plant and equipment	(15)	-
Increase in investment properties through an increase in trade and other payables	85	-
Increase in restricted assets through an increase in borrowings	1,322	-
Dividends not collected	(10)	(2)
Increase in property, plant and equipment through an increase in borrowings	-	1
Stock plan granted	-	(3)

Balances incorporated as result of business combination / reclassification of assets and liabilities held for sale

	September 30, 2016	September 30, 2015
Property, plant and equipment	12	-
Intangible assets	4	-
Investments in joint ventures and associates	11,454	-
Deferred income tax	(18)	-
Trade and other receivables	(56)	-
Income tax credit	(1)	-
Trade and other payables	(17)	-
Payroll and social security expenses	(8)	-
Borrowings	(11,256)	-
Provisions	2	-
Income tax and minimum presumed income tax liabilities	2	-
Net amount of non-cash assets incorporated / held for sale	118	-
Cash and cash equivalents	5	-
Non-controlling interest	19	-
Goodwill not yet allocated	(90)	-
Net amount of assets incorporated / held for sale	52	-
Interest held before acquisition	31	-
Seller financed amount	17	-
Cash and cash equivalents incorporated / held for sale	(5)	-
Net outflow of cash and cash equivalents / assets and liabilities held for sale	95	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.
Trade and other payables

Group’s trade and other payables as of September 30, 2016 and June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Non-current
Trade payables
Trade payables	1,064	525
Total non-current trade payables	1,064	525
Other payables
Deferred incomes	81	65
Taxes payable	6	8
Others	1,291	930
Total non-current other payables	1,378	1,003
Total non-current trade and other payables	2,442	1,528

Current
Trade payables
Admission rights	1	188
Trade payables	11,116	11,180
Accrued invoices	1,858	612
Leases and services payments received in advance	1,942	4,594
Guarantee deposits	-	24
Total current trade payables	14,917	16,598
Other payables
Deferred incomes	18	2
Taxes payable	279	333
Other liabilities with non-controlling shareholders	-	6
Dividends payable to non-controlling shareholders	85	435
Others	1,964	1,069
Total current other payables	2,346	1,845
Total current trade and other payables	17,263	18,443
Total trade and other payables	19,705	19,971

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation (iii)	Onerous contracts (iv)	Guarantees and other provisions	Total as of September 30, 2016	Total as of June 30, 2016
Beginning of the period / year	704	841	114	296	427	2,382	442
Additions	61	38	-	4	41	144	264
Unused amounts reversed	(39)	-	-	(75)	-	(114)	(70)
Liabilities added as a result of the merger	3	-	-	-	-	3	-
Contributions	-	-	-	-	-	-	(18)
Liabilities incorporated by business combination	2	-	-	-	-	2	969
Currency translation adjustment	4	16	-	(3)	13	30	795
End of the period / year	735	895	114	222	481	2,447	2,382

	September 30, 2016	June 30, 2016
Non-current	1,361	1,341
Current	1,086	1,041
Total	2,447	2,382

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the interest in New Lipstick and Condor with negative equity. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".
(iii)
The Group’s companies are required to recognize certain costs related to dismantling assets and remediating sites here such assets are located. The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements.
(iv)
Provisions for other contractual liabilities include a series of liabilities resulting from a contractual liability or laws, regarding which there is a high degree of certainty as to the terms and the necessary amounts to discharge such liability.

As mentioned in Note 22 to the annual financial statements, on February 23, 2016, a class action was filed against the Company, IRSA, some first-line managers and directors with the District Court of the United States for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of the Company between November 03, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.
Provisions (Continued)

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court by the East District of Pennsylvania.

Furthermore, the Company, some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court of the East District of Pennsylvania. The complaint, on behalf of people holding American Depositary Receipts of the Company between May 13, 2015 and December 30, 2015, claims violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the IRSA’s investment in IDBD.

Subsequently, the Company and IRSA requested that the complaint be moved to the district of New York, which request was granted.

The Company holds that such allegations are meritless and intends to make a strong defense in this action.

23.
Borrowings

Group’s borrowings as of September 30, 2016 and June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Non-current
Non-convertible notes	77,280	69,997
Bank loans and others	6,822	6,737
Non-recourse loan	6,107	16,975
Other borrowings	125	99
Non-current borrowings	90,334	93,808

Current
Non-convertible notes	14,241	15,595
Bank loans and others	3,469	4,605
Bank overdrafts	246	1,397
Other borrowings	2,155	1,891
Current borrowings	20,111	23,488
Total borrowings	110,445	117,296

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

23.
Borrowings (Continued)

        Urban properties and investment business of the operations center in Argentina

● On September 1, 2016, Non-Convertible Notes Class VII and VIII were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 300 million. The settlement took place on September 8, 2016. The results are shown below:

●
Non-convertible notes Class VII for an amount of Ps. 384.2 to be matured 36 months after the issuing date, which accrue interest at an annual floating interest rate, Badlar plus 299 basic points, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

●
Non-convertible notes Class VIII for an amount of US$ 184.5 million (equivalent to Ps. 2,771) to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 7.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

     Urban properties and investment business of the operations center in Israel

● In July 2016, Shufersal repurchased NCN Series B for a nominal value of NIS 511 million (equivalents to Ps. 2,771) with an increase of the issue of NCN Series F by a ratio of 1.175 for each NIS 1 of the Series B. The NCN Series B acquired by Shufersal were cancelled and delisted. The swap transaction does not amount to an exchange of debt instruments because the terms are not substantially different. All expenses related to the bond swap have been deducted from outstanding balance of the debt and shall be amortized over the remaining term of the debt.

● On August 2, 2016, lDBD has issued a new series of NCN in the Israeli market in an amount of NIS 325 million (equivalent to Ps. 1,213) due in 2019, at an annual IPC (indexed interest rate) plus 4.25%. These NCN are secured by shares of Clal subject to the approval of the Israel Commission of Capital Markets, Savings and Insurance. On September 15, 2016, the Supreme Court rendered an opinion on the use of Clal’s shares as collateral and has requested the Capital Markets, Savings and Insurance Commission to explain the reasons why it does not allow IDBD to secure debentures with up to 5% of Clal shares. The hearing was fixed for January 2017.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Borrowings (Continued)

In accordance with the decision rendered by the Supreme Court on the petition filed by IDBD to pledge Clal’s shares in September, 2016, on October 13, 2016, the Board of Directors of IDBD resolved a partial early redemption of debentures, which was effected on November 1, 2016 as follows:

i.
IDBD will carry out a partial early redemption of debentures for an approximately amount of NIS 239 million (equivalent to Ps. 3,659 at the prevailing exchange rate on September 30, 2016) at nominal value (“the redeemed portion”) and a total of approximately NIS 244 million (equivalent to Ps. 3,736 at the exchange rate prevailing on September 30, 2016) with respect to principal, interest and compensation for early redemption.
ii.
The deadline for early redemption calls of debentures principal was October 25, 2016.
iii.
The early redemption represents 73.7% of the outstanding principal balance of NCN.
iv.
The interest rate payable on the partial early redemption for the redeemed portion stood was approximately 1.8%.
v.
The interest rate payable as part of the early redemption, computed on the outstanding principal balance as of the early redemption date (NIS 325 million adjustable pursuant to CPI, equivalent to Ps. 4,976 at the prevailing exchange rate on September 30, 2016) is approximately 1.3%.
vi.
In accordance with the CPI corresponding to September (released on October 14, 2016), compared to the base index released in June 2016, there are no increases applicable to the redeemed portion in the early redemption.
vii.
The principal outstanding balance of debentures after the early redemption shall total NIS 86 million (equivalent to Ps. 1,317 at the prevailing exchange rate on September 30, 2016) at nominal value, which amount makes up 26.3% of the original principal amount of the debentures at issuance. IDBD will try to pledge Clal’s shares to secure the remaining principal balance of such debentures after carrying out the early redemption.
viii.
In accordance with the provisions of the trust indenture, the redeemed portion will be paid pro rata the nominal value of the outstanding notes.

● On August 4, 2016, DIC issued further debentures due 2025 in an amount of NIS 360 million (equivalent to Ps. 1,344). The bonds were placed at an internal rate of return of 5.70%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Borrowings (Continued)

● IDBD has certain restrictions and financial covenants in connection with its financial debt, included in its debentures, loans from banks and financial institutions. It was agreed between IDBD and financial entities corporations that the parties would work to formulate an arrangement, to replace or amend the current financial covenants by March 2017. These covenants are currently suspended until December 2016. If such arrangement is not reached, then with respect to the results for IDBD´s first quarter of 2017 and thereafter, the previous financial covenants will re-apply. In the event that these covenants will re-apply, IDBD estimates that it will not be able to meet the thresholds which were determined in the past with respect to the "Liquidity Covenant" and the "Economic Equity Covenant".

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Borrowings (Continued)

The breakdown of the borrowings of Operations Centers by Company as of September 30, 2016 and June 30, 2016 was as follows:

	September 30, 2016
	Agricultural business				Urban properties and investments business
					Operations Center in Argentina				Operations Center in Israel
Debt	Cresud	BrasilAgro	Others	Subtotal	IRSA	IRSA CP	Others	Subtotal Operations Center in Argentina	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal Operations Center in Israel	Subtotal	Total
Non-convertible notes	2,984	-	-	2,984	5,467	5,782	-	11,249	7,857	13,634	10,135	17,059	28,603	-	77,288	88,537	91,521
Bank loans and others	1,046	414	19	1,479	1	6	9	16	2,246	1,042	13	778	3,181	1,536	8,796	8,812	10,291
Non-recourse loan	-	-	-	-	-	-	-	-	-	(i) -	-	-	6,107	-	6,107	6,107	6,107
Bank overdrafts	29	-	30	59	5	24	49	78	-	-	-	-	-	109	109	187	246
Other borrowings	-	111	-	111	15	11	178	204	-	210	-	-	1,755	-	1,965	2,169	2,280
Total debt	4,059	525	49	4,633	5,488	5,823	236	11,547	10,103	14,886	10,148	17,837	39,646	1,645	94,265	105,812	110,445

(i)
The non-recourse loan related to the investment in Adama has been reclassified to held for sale (see Note 34).

	June 30, 2016
	Agricultural business				Urban properties and investments business
					Operations Center in Argentina				Operations Center in Israel
Debt	Cresud	BrasilAgro	Others	Subtotal	IRSA	IRSA CP	Others	Subtotal Operations Center in Argentina	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal Operations Center in Israel	Subtotal	Total
Non-convertible notes	3,283	-	-	3,283	2,287	5,799	-	8,086	7,807	12,436	10,037	15,277	28,666	-	74,223	82,309	85,592
Bank loans and others	452	440	15	907	-	44	13	57	2,214	1,171	16	779	2,003	4,195	10,378	10,435	11,342
Non-recourse loan	-	-	-	-	-	-	-	-	-	10,999	-	-	5,976	-	16,975	16,975	16,975
Bank overdrafts	114	-	47	161	859	40	45	944	-	-	-	-	-	292	292	1,236	1,397
Other borrowings	-	12	-	12	15	10	119	144	-	-	-	-	1,834	-	1,834	1,978	1,990
Total debt	3,849	452	62	4,363	3,161	5,893	177	9,231	10,021	24,606	10,053	16,056	38,479	4,487	103,702	112,933	117,296

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Borrowings (Continued)

	Agricultural business
	Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date of principal	Interest rate %	Capital nominal value in million Issue currency	Value as of September 30, 2016	Value as of June 30, 2016
Non-convertible notes	Cresud	Unsecured	XIV	US$	Fixed	N/A	2018	1.50%	64	466	482
	Cresud	Unsecured	XVI	US$	Fixed	N/A	2018	1.50%	218	1,350	1,446
	Cresud	Unsecured	XVIII	US$	Fixed	N/A	2019	4.00%	68	504	512
	Cresud	Unsecured	XIX	Ps.	Fixed	N/A	2016	27.50%	187	-	189
	Cresud	Unsecured	XX	US$	Fixed	N/A	2019	2.50%	36	124	123
	Cresud	Unsecured	XXI	Ps.	Floating	N/A	2017	Badlar + 375 bp.	384	199	197
	Cresud	Unsecured	XXII	US$	Fixed	N/A	2019	4.00%	44	341	334
Subtotal Non-convertible notes										2,984	3,283

Bank loans and others	Cresud	Unsecured	-	US$	Floating	N/A	2022	Libor + 300 BP or 6% (the higher)	30	200	200
	Cresud	Unsecured	-	Ps.	Fixed	N/A	2016	15.01%	31	-	17
	Cresud	Unsecured	-	Ps.	Floating	TEPF	2017	Rate Survey PF 30-59 days	40	7	11
	Cresud	Unsecured		US$	Fixed	N/A		3.50%	15	234	225
	Cresud	Secured	-	US$	Fixed	N/A	2020	10.75% - 7.14% to 14.5%	6	1	1
	Cresud	Unsecured	-	US$	Fixed	N/A	-	5.6%	40	604	-
	Brasilagro	Secured	-	Rs.	Floating	TJLP	-	TJLP + 3 to 4.40	-	39	7
	Brasilagro	Secured	-	Rs.	Floating	TJLP	-	TJLP + 3.45 to 4.45 SELIC + 3.45	-	220	211
	Brasilagro	Secured	-	Rs.	Floating	N/A	-	7.51 to 15.12	-	153	130
	Brasilagro	Unsecured	-	Rs.	Fixed	N/A	-	6.92%	-	15	21
	Brasilagro	Secured	-	Rs.	Floating	N/A	-	100% CDI	-	98	82
	Agropecuarias SC	Secured	-	Bol.	Fixed	N/A	-	6% annual		11	11
	Carnes Pampeanas	Secured	-	Ps.	Floating	N/A	-	6% annual	-	8	3
Subtotal bank loans and others										1,590	919
Bank overdrafts										59	161
Total										4,633	4,363

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

23.
Borrowings (Continued)

	Operations Center in Argentina
	Company	Secured / Unsecured	Series / Class	Currency	Rate	Payment date of principal	interest rate %	Capital nominal value in million Issue currency	Value as of September 30, 2016	Value as of June 30, 2016
Non-convertible notes	IRSA CP	Unsecured	Class I	Ps.	Fixed / Floating	2017	Badlar + 4 bp.	407	410	409
	IRSA CP	Unsecured	Class II	US$	Fixed	2023	8.75%	360	5,372	5,273
	IRSA	Unsecured	Class I	US$	Fixed	2017	8.50%	75	1,156	1,159
	IRSA	Unsecured	Class VII	Ps.	Floating	2019	Badlar + 299	384	386	-
	IRSA	Unsecured	Class VIII	US$	Fixed	2019	7.0%	184	2,808	-
	IRSA	Unsecured	Class VI	Ps.	Floating	2017	Badlar + 450bps	11	10	127
	IRSA	Unsecured	Class V	Ps.	Floating	2015	Badlar + 395bps	-	-	-
	IRSA	Unsecured	Class II	US$	Fixed	2020	11.50%	75	1,107	1,118
Total Non-convertible notes									11,249	8,086

Bank loans	IRSA	Secured	-	US$	Fixed	2020	3.2% to 14.3%	1	1	1
and others	IRSA	Unsecured	-	Ps.	Floating	2017	Badlar	15	14	14
	IRSA CP	Secured	-	US$	Fixed	2020	3.2% to 14.3%	-	4	5
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	15.25%	1	1	1
	IRSA CP	Unsecured	-	Ps.	Fixed	2017	26.50%	7	5	7
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	23%	36	-	36
	IRSA CP	Unsecured	-	Ps.	Fixed / Floating	2016	Badlar / 8.50%	6	7	6
	HASA	Unsecured	-	Ps.	Fixed	2016	15.25%	6	4	6
	LLAO LLAO	Unsecured	-	Ps.	Fixed	2016	15.25%	1	1	1
	NFSA	Unsecured	-	Ps.	Fixed	2016	24%	6	4	6
	BNSA	Secured	-	Ps.	Floating	-	Libor	44	57	-
	LIVECK	Secured	-	US$	Fixed	2017	-	2	36	35
	LIVECK	Secured	-	US$	Fixed		3.50%	5	86	83
Total bank loans and others									220	201
Bank overdrafts									78	944
Subtotal Operations Center in Argentina									11,547	9,231

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Borrowings (Continued)

	Operations Center in Israel
	Company	Secured / Unsecured	Series	Currency	Rate	Adjustment factor	Payment date of principal	interest rate %	Capital nominal value in million issue currency	Value as of September 30, 2016	Value as of June 30, 2016
	IDBD	Unsecured	G	NIS	Fixed	CPI	2016 – 2018	4.50%	535	2,223	3,534
Non-	IDBD	Unsecured	I	NIS	Fixed	CPI	2020 – 2025	4.95%	1,337	4,490	3,164
convertible notes	IDBD	Unsecured	J	NIS	Fixed	N/A	2015 – 2018	6.60%	309	1,144	1,109

	DIC	Unsecured	D	NIS	Fixed	CPI	2012 – 2016	5.00%	-	-	510
	DIC	Unsecured	F	NIS	Fixed	CPI	2017 – 2025	4.95%	2,719	9,766	9,427
	DIC	Unsecured	G	NIS	Fixed	N/A	2012 – 2016	6.35%	8	31	31
	DIC	Unsecured	H	NIS	Fixed	CPI	2014 – 2019	4.45%	93	389	541
	DIC	Unsecured	I	NIS	Fixed	N/A	2010 – 2018	6.70%	873	3,448	1,927

	Shufersal	Unsecured	B	NIS	Fixed	CPI	2015 – 2019	5.20%	833	4,431	5,161
	Shufersal	Unsecured	C	NIS	Fixed	N/A	2010 – 2017	5.45%	114	463	459
	Shufersal	Unsecured	D	NIS	Fixed	CPI	2014 – 2029	2.99%	413	1,596	1,584
	Shufersal	Unsecured	E	NIS	Fixed	N/A	2014 – 2029	5.09%	392	1,600	1,580
	Shufersal	Unsecured	F	NIS	Fixed	CPI	2020 – 2028	4.30%	508	2,045	1,253

	Cellcom	Unsecured	B	NIS	Fixed	CPI	2013 – 2017	5.30%	185	891	880
	Cellcom	Unsecured	D	NIS	Fixed	CPI	2013 – 2017	5.19%	599	2,894	2,865
	Cellcom	Unsecured	E	NIS	Fixed	N/A	2012 – 2017	6.25%	164	672	673
	Cellcom	Unsecured	F	NIS	Fixed	CPI	2017 – 2020	4.60%	715	3,060	3,032
	Cellcom	Unsecured	G	NIS	Fixed	N/A	2017 – 2019	6.99%	285	1,235	1,230
	Cellcom	Unsecured	H	NIS	Fixed	CPI	2018 – 2024	1.98%	950	3,512	3,483
	Cellcom	Unsecured	I	NIS	Fixed	N/A	2018 – 2025	4.14%	1,207	4,795	3,114

	PBC	Unsecured	C	NIS	Fixed	CPI	2009 – 2017	5%	550	2,691	2,666
	PBC	Unsecured	D	NIS	Fixed	CPI	2020 – 2025	4.95%	1,317	6,582	6,641
	PBC	Unsecured	F	NIS	Fixed	CPI	2015 – 2023	4.95%	974	4,146	4,195
	PBC	Unsecured	G	NIS	Fixed	N/A	2015 – 2025	7.05%	669	2,989	3,054
	PBC	Unsecured	Gav-Yam Series E	NIS	Fixed	CPI	2014 – 2018	4.55%	283	1,386	1,375
	PBC	Unsecured	Gav-Yam Series F	NIS	Fixed	CPI	2021 – 2026	4.75%	1,585	8,621	8,535
	PBC	Unsecured	Gav-Yam Series G	NIS	Fixed	N/A	2013 – 2017	6.41%	215	882	907
	PBC	Unsecured	Ispro Series B	NIS	Fixed	CPI	2007 – 2021	5.40%	255	1,306	1,293
Total Non-convertible notes										77,288	74,223

Bank loans	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	Prime + 1.3%	333	1,160	1,117
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2019	Prime + 1%	80	276	265
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2020	Prime + 0.65%	56	179	198
	IDBD	Secured (1)	-	NIS	Fixed	CPI	2015 – 2018	6.90%	150	631	634

	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2017	5.39%	-	136	167
	DIC	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	2.12%	-	350	397
	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2018	5.90%	-	284	311
	DIC	Unsecured	-	NIS	Fixed	Prime interest rate	2015 – 2018	2.20%	-	272	296

	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	1	3	4
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	1	2	3
	Shufersal	Secured		NIS	Fixed	CPI	2015 – 2017	4.75%	-	2	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.40%	-	2	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	3.25%	1	4	5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

23.
Borrowings (Continued)

		Operations Center in Israel
	Company	Secured / Unsecured	Series	Currency	Interest rate %	Adjustment factor	Payment date of principal	Interest rate %	Capital nominal value in million Issue currency	Value as of September 30, 2016	Value as of June 30, 2016
	PBC	Unsecured	-	NIS	Floating	CPI	2015 – 2020	1.97%	-	147	154
	PBC	Unsecure	-	NIS	Floating	CPI	2020	2.65%	-	314	311
	PBC	Unsecured	-	NIS	Fixed	N/A	2015 – 2020	3.07%	-	70	76
	PBC	Unsecured	-	NIS	Fixed	N/A	2016	1.70%	-	-	1,176
	PBC	Secured	-	NIS	Floating	CPI	2011 – 2018	1.55%	-	261	286
	PBC	Unsecured	-	NIS	Floating	CPI	2002 – 2019	1.73%	-	330	327
	PBC	Secured	-	NIS	Floating	CPI	2008 – 2016	1.95%	-	16	32
	PBC	Secured	-	NIS	Floating	CPI	2015 – 2023	1.87%	-	398	409
	PBC	Secured	-	NIS	Floating	CPI	2014 – 2022	1.77%	-	313	323
	PBC	Secured	-	NIS	Floating	CPI	2013 – 2021	1.87%	-	210	219
	PBC	Secured	-	NIS	Floating	CPI	2015 – 2022	1.86%	-	159	165
	PBC	Secured	-	NIS	Floating	CPI	2011 – 2019	1.26%	-	137	149
	PBC	Secured	-	NIS	Floating	CPI	2009 – 2017	1.80%	-	29	36
	PBC	Secured	-	NIS	Floating	CPI	2022	1.88%	-	367	366
	PBC	Secured	-	NIS	Fixed	N/A	2016 – 2016	1.26%	-	155	156
	PBC	Secured	-	NIS	Floating	CPI	2015 – 2020	1.57%	-	81	85
	PBC	Secured	-	NIS	Floating	CPI	2020	2.14%	-	189	188
	PBC	Unsecured	-	NIS	Floating	CPI	2009 – 2016	12.16%	-	5	11

	Bartan	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2022	2.35%	-	4	8
	Bartan	Secured		NIS	Floating	Prime interest rate	2022	2.89%	-	19	19
	Bartan	Secured	-	NIS	Floating	Prime interest rate	2022	2.95%	-	16	16

	IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate		5.66%	13	47	51
	IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	2015 – 2018	5.21%	197	568	767

	IDBG	Unsecured	-	US$	Floating	Libor interest rate	2015 - 2015	Libor + 5%	227	882	869

	Cellcom	Unsecured	-	NIS	Fixed	N/A	2016 – 2021	4.60%	200	778	778
Total bank loans										8,796	10,378
Bank overdrafts										109	292
Non-recourse loans										6,107	16,975
Others										1,965	1,834
Subtotal Operations Center in Israel										94,265	103,702

(1)
Pertains to a loan with Menorah Group which is secured with a 4% of Clal’s shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.
Taxation

The details of the provision for the Group’s income tax is as follows:

	September 30, 2016	September 30, 2015
Current income tax	(212)	(111)
Deferred income tax	184	19
Income tax expense	(28)	(92)

The statutory tax rate in the countries where the Group operates for all of the periods presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Brazil	between 25% - 34%
Uruguay	between 0% - 25%
Bolivia	25%
United States	between 0% - 45%
Bermudas	0%
Israel	26.5%

The gross movements on the deferred income tax account were as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	(6,007)	501
Currency translation adjustment	(4)	(2,225)
Reserve for changes in non-controlling interest	-	(88)
Use of tax loss carry-forwards	-	(366)
Charged / Credited to the income	184	852
Business combinations	(1)	(4,681)
End of the period / year	(5,828)	(6,007)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.
Taxation (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2016	September 30, 2015
Tax calculated at the tax rates applicable to profits in the respective countries	248	158
Permanent differences:
Share of loss of associates and joint ventures	(104)	(230)
Unrecognized tax losses	10	(2)
Non-taxable income	(180)	1
Non-deductible expenses	(1)	(11)
Others	(1)	(8)
Income tax expense	(28)	(92)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.
Shareholders’ Equity

The breakdown and explanation of shareholders’ equity has not changed from June 30, 2016, and should therefore be read in Note 27 to the Annual Financial Statements.

Group’s other reserves at September 30, 2016 and 2015 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for cumulative translation adjustment	Reserve for share based compensation	Reserve for future dividends	Reserve for defined benefit plans	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2016	(32)	160	806	95	31	(6)	32	1,086
Adjustment due to change to accounting standards	-	-	-	-	-	-	-	-
Balances adjusted as of June 30, 2016	(32)	160	806	95	31	(6)	32	1,086
Other comprehensive income for the period	-	-	330	-	-	10	-	340
Total comprehensive income for the period	-	-	330	-	-	10	-	340
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 30 and November 26, 2015:
Equity-settled compensation	-	-	-	3	-	-	-	3
Changes in non-controlling interest	-	(185)	-	-	-	-	-	(185)
Balance as of September 30, 2016	(32)	(25)	1,136	98	31	4	32	1,244

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.
Shareholders’ Equity (Continued)

	Cost of treasury shares	Changes In non-controlling interest	Reserve for cumulative translation adjustment	Reserve for share based compensation	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2015	(32)	54	463	82	32	599
Adjustment due to change to accounting standards		-	(1)	-	-	(1)
Balances adjusted as of June 30, 2015	(32)	54	462	82	32	598
Other comprehensive loss for the period	-	-	(107)		-	(107)
Total comprehensive loss for the period	-	-	(107)		-	(107)
Equity incentive plan granted	-	-	-	(3)	-	(3)
Equity-settled compensation	-	-	-	5	-	5
Changes in non-controlling interest		(5)	-	-	-	(5)
Balance as of September 30, 2015	(32)	49	355	84	32	488

Dividends

During the period ended September 30, 2016, there were no distributions of dividends.

26.
Revenues

	September 30, 2016	September 30, 2015
Sale of trading properties	221	1
Crops	316	263
Cattle	30	45
Dairy	20	17
Sugarcane	162	102
Supplies	35	14
Beef	330	190
Sale of communication equipment	959	-
Revenue from supermarkets	11,535	-
Sales revenues	13,608	632
Consignment revenues	127	7
Rental and service incomes	1,947	840
Income from hotel services	184	111
Income from communication services	2,942	-
Income from tourism services	900	-
Agricultural rental and services	2	4
Commissions	30	28
Others	10	2
Services income	6,142	992
Total revenues	19,750	1,624

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.
Costs

	September 30, 2016	September 30, 2015
Cost of leases and services	-	2
Other operative costs	3	2
Cost of property operations	3	4
Crops	505	302
Cattle	102	76
Dairy	42	34
Sugarcane	241	144
Supplies	26	12
Beef	294	170
Agricultural rental and services	2	3
Consignment costs	3	1
Commissions	3	2
Brokerage operations	19	8
Others	12	2
Costs of agricultural sales and services	1,249	754
Costs of leases and services	876	350
Costs of trading properties and developments	5	5
Costs from hotel operations	128	82
Costs of sale of communication equipment	1,966	-
Costs of communication services	642	-
Costs of tourism services	815	-
Costs of supermarkets	8,615	-
Costs of sale and developments	220	-
Total costs	14,519	1,195

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated) Free translation from the original prepared in Spanish for the publication in Argentina

28.
Expenses by nature

The Group discloses expenses in the statement of income by function of as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

	September 30, 2016	September 30, 2015
Leases, services charges and vacant property costs	76	8
Depreciation and amortization	1,442	70
Doubtful accounts	47	7
Advertising, publicity and other selling expenses	444	65
Taxes, rates and contributions	262	83
Maintenance and repairs	591	130
Fees and payments for services	1,043	94
Director´s fees	51	47
Payroll and social security liabilities	2,636	295
Cost of sale of goods and services	9,144	1
Food, beverage and other lodging expenses	-	21
Changes in biological assets and agricultural produce	697	434
Supplies and labor	329	182
Freights	77	33
Commissions and expenses	9	10
Conditioning and clearance	14	10
Travel and library expenses	6	13
Export expenses	-	24
Others	2,104	9
Total	18,972	1,536

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.
Expenses by nature (Continued)

For the three-month period ended September 30, 2016:

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Cost of leases and services	Cost of trading properties and developments	Cost of hotel operations	Cost of sale of communication equipment	Cost of communication services	Cost of tourism services	Cost of supermarkets	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	2	-	-	8	1	-	-	-	60	-	71	3	2	76
Depreciation and amortization	26	6	1	268	-	2	-	440	41	49	833	123	486	1,442
Doubtful accounts	-	-	-	-	-	-	-	-	-	-	-	33	14	47
Advertising, publicity and other selling expenses	-	-	-	75	-	-	-	-	-	-	75	-	369	444
Taxes, rates and contributions	1	4	-	49	1	-	-	-	-	-	55	5	202	262
Maintenance and repairs	6	10	-	306	3	23	-	-	60	-	408	18	165	591
Fees and payments for services	71	1	-	15	-	5	-	381	-	-	473	161	409	1,043
Director´s fees	-	-	-	-	-	-	-	-	-	-	-	51	-	51
Payroll and social security liabilities	53	27	2	155	-	70	-	228	60	299	894	419	1,323	2,636
Cost of sale of goods and services	-	-	-	-	220	4	642	11	-	8,267	9,144	-	-	9,144
Changes in biological assets and agricultural produce	696	-	-	-	-	-	-	-	-	-	696	-	1	697
Supplies and labor	41	288	-	-	-	-	-	-	-	-	329	-	-	329
Freights	-	6	-	-	-	-	-	-	-	-	6	-	71	77
Bank commissions and expenses	4	-	-	-	-	-	-	-	-	-	4	2	3	9
Conditioning and clearance	-	-	-	-	-	-	-	-	-	-	-	-	14	14
Travel and library expenses	2	2	-	-	-	-	-	-	-	-	4	2	-	6
Others	3	-	-	2	-	22	-	906	594	-	1,527	205	372	2,104
Total expenses by nature	905	344	3	878	225	126	642	1,966	815	8,615	14,519	1,022	3,431	18,972

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.
Expenses by nature (Continued)

For the three-month period ended September 30, 2015:

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Cost of property operations	Cost of trading properties and developments	Cost of hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	1	-	-	5	-	-	6	2	-	8
Depreciation and amortization	10	3	1	50	-	3	67	3	-	70
Doubtful accounts	-	-	-	-	-	-	-	-	7	7
Advertising, publicity and other selling expenses	-	-	-	53	-	2	55	-	10	65
Taxes, rates and contributions	1	3	-	27	1	-	32	5	46	83
Maintenance and repairs	4	5	-	98	2	10	119	11	-	130
Fees and payments for services	48	1	-	1	-	-	50	41	3	94
Director´s fees	-	-	-	-	-	-	-	47	-	47
Payroll and social security liabilities	32	20	1	110	-	49	212	71	12	295
Cost of sale of goods and services	-	-	-	-	1	-	1	-	-	1
Food, beverage and other lodging expenses	-	-	-	-	-	18	18	2	1	21
Changes in biological assets and agricultural produce	434	-	-	-	-	-	434	-	-	434
Supplies and labor	7	174	-	-	-	-	181	-	1	182
Freights	-	3	-	1	-	-	4	-	29	33
Commissions and expenses	2	-	-	-	-	-	2	6	2	10
Conditioning and clearance	-	-	-	-	-	-	-	-	10	10
Travel and library expenses	4	3	-	3	-	-	10	3	-	13
Export expenses	-	-	-	-	-	-	-	-	24	24
Others	2	-	-	2	-	-	4	3	2	9
Total expenses by nature	545	212	2	350	4	82	1,195	194	147	1,536

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.
        Other operating results, net

	September 30, 2016	September 30, 2015
Gain from commodity derivative financial instruments	52	25
Tax on personal assets	(1)	(3)
Loss from disposal of other property items	-	(6)
Consulting fees	-	1
Contingencies (i)	(8)	(1)
Donations	(11)	(4)
Unrecoverable VAT	-	(1)
Others	(53)	-
Total other operating results, net	(21)	11

(i)
Including legal costs and expenses.

30.
Financial results, net

	September 30, 2016	September 30, 2015
Financial income
Interest income	227	31
Foreign exchange gains	59	52
Dividends income	24	4
Other financial income	101	-
Financial income	411	87
Financial costs
Interest expense	(1,878)	(254)
Foreign exchange losses	(272)	(225)
Other financial costs	(146)	(33)
Total financial costs	(2,296)	(512)
Other financial results:
- Fair value gain / (loss) of financial assets and liabilities at fair value through profit or loss	277	(234)
Gain from repurchase of Non-convertible Notes	1	-
Gain from derivative financial instruments (except commodities)	33	198
Gain on the revaluation of receivables arising from the sale of farmland	9	14
Total other financial results	320	(22)
Total financial results, net	(1,565)	(447)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.
       Related party transactions

The following is a summary of the balances with related parties as of September 30, 2016:

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop	Reimbursement of expenses	-	-	-	2	-	-	-	-
	Commissions per supermarket aisle	-	-	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(2)	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-	-
Adama	Services	-	-	-	2
Agro-Uranga S.A.	Commodity derivative financial instruments	-	-	-	-	-	(1)	-	-
Agrofy S.A.	Other receivables	-	-	-	15	-	-	-	-
BHSA	Reimbursement of expenses	-	-	-	2	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(1)	(8)
BACS	Reimbursement of expenses	-	-	-	-	-	-	-	-
	Non-convertible notes	121	8	-	-	-	-	-	-
Total Associates		121	8	-	26	-	(4)	(1)	(8)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)(Amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31. Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Loans granted	-	-	196	-	-	-	-	-
NPSF	Borrowings	-	-	-	-	-	-	-	(7)
	Share-based payments	-	-	-	1	-	-	-	-
	Management fees	-	-	-	1	-	-	-	-
Quality	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Management fees	-	-	-	2	-	-	-	-
Mehadrin	Commissions	-	-	-	-	-	(4)
Cyrsa	Credit due to capital reduction	-	-	-	3	-	-	-	-
Total Joint Ventures		-	-	196	8	-	(4)	-	(7)
Other related parties						-
CAMSA	Reimbursement of expenses	-	-	-	9	-	(1)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	-	(1)	-	-
IFISA	Reimbursement of expenses	-	-	-	-	-	-	-	-
	Financial operations	-	-	-	1,131	-	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-	-
Total Other related parties		-	-	-	1,144	-	(2)	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	-	-	-	(1)	(55)	-	-
	Guarantee deposits	-	-	-	-	(1)	-	-	-
Total Directors and Senior Management		-	-	-	-	(2)	(55)	-	-
Total		121	8	196	1,178	(2)	(65)	(1)	(15)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)(Amounts in millions of Argentine Pesos, except otherwise indicated) Free translation from the original prepared in Spanish for the publication in Argentina

31.         Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop	Reimbursement of expenses	-	-	-	1	-	-	-
	Leases and/or rights of use	-	-	-	-	(1)	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-
Agro-Uranga S.A	Dividends receivables	-	-	-	1	-	-	-
	Brokerage	-	-	-	-	(1)	-	-
Agrofy S.A.	Other receivables	-	-	-	17	-	-	-
BHSA	Reimbursement of expenses	-	-	-	1	(1)	-	-
	Borrowings	-	-	-	-	-	(2)	(10)
BACS	Reimbursement of expenses	-	-	-	1	-	-	-
	Non-convertible notes	100	21	-	-	-	-	-
Total Associates		100	21	-	26	(3)	(2)	(10)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)(Amounts in millions of Argentine Pesos, except otherwise indicated) Free translation from the original prepared in Spanish for the publication in Argentina

31.    Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Loans granted	-	-	162	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	3	-	-	-
NPSF	Reimbursement of expenses	-	-	-	2	-	-	-
	Borrowings	-	-	-	-	-	-	(6)
	Share based payments	-	-	-	1	-	-	-
	Management fees	-	-	-	4	-	-	-
Quality	Reimbursement of expenses	-	-	-	1	-	-	-
Cyrsa	Credit due to capital reduction	-	-	-	3	-	-	-
Total Joint Ventures		-	-	162	14	-	-	(6)
Other related parties
CAMSA	Reimbursement of expenses	-	-	-	9	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(1)	-	-
IFISA (parent company)	Financial operations	-	-	-	1,074	-	-	-
	Reimbursement of expenses	-	-	-	12	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-
BNSA	Reimbursement of expenses	-	-	-	1	-	-	-
OASA	Borrowings	-	-	-	1	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-
Total Other related parties		-	-	-	1,101	(1)	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	-	-	-	(29)	-	-
	Advances	-	-	-	4	-	-	-
Total Directors and Senior Management		-	-	-	4	(29)	-	-
Total		100	21	162	1,145	(33)	(2)	(16)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated) Free translation from the original prepared in Spanish for the publication in Argentina

31.          Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2016:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Tarshop	4	-	-	-	-	-	-
BACS	2	-	-	-	-	8	-
BHSA	1	-	-	-	-	(1)	-
Agro-Uranga S.A.	-	-	3		-	-	-
Agrofy S.A.	-	1	-	-	-	1	-
Adama	-	-	51	-	-	-	-
Total Associates	7	1	54	-	-	8	-
Joint Ventures
Cyrsa	-	-	-	-	-	(1)	-
NPSA	(1)	1	-	-	-	-	-
Total Joint Ventures	(1)	1	-	-	-	(1)	-
Other related parties
Fundación IRSA	-	-	-	-	-	-	(2)
Estudio Zang, Bergel & Viñes	-	-	-	-	(3)	-	-
Condor	-	-	-	-	-	115	-
LRSA	5	-	-	-	-	-	-
IFISA (parent company)	-	-	-	-	-	24	-
Total Other related parties	5	-	-	-	(3)	139	(2)
Directors and Senior Management
Directors	-	-	-	(51)	-	-	-
Senior Management	-	-	-	(5)	-	-	-
Total Directors and Senior Management	-	-	-	(56)	-	-	-
Total	11	2	54	(56)	(3)	146	(2)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.         Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2015:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations
Associates
Agro-Uranga S.A.	-	-	1	-	-	-
Tarshop	3	-	-	-	-	-
BACS	1	-	-	-	-	-
BHSA	1	-	-	-	-	(1)
Total Associates	5	-	1	-	-	(1)
Joint Ventures
Cyrsa	-	-	-	-	-	(1)
NPSA	-	1	-	-	-	-
Total Joint Ventures	-	1	-	-	-	(1)
Other related parties
CAMSA	-	(12)	-	-	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(2)	-
Condor	-	-	-	-	-	(126)
IFISA (parent company)	-	-	-	-	-	2
Total Other related parties	-	(12)	-	-	(2)	(124)
Directors and Senior Management
Directors	-	-	-	(39)	-	-
Senior Management	-	-	-	(3)	-	-
Total Directors and Senior Management	-	-	-	(42)	-	-
Total	5	(11)	1	(42)	(2)	(126)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.
Cost of sales and services provided

Description	Biological assets	Inventories	Agricultural services	Services and other operating costs	Trading properties	Hotels	Mobile phones	Supermarkets	Properties	Others	Total as of 09.30.16	Total as of 09.30.15
Inventories as of 06.30.16	567	650	-	-	251	8	327	2,865	4,460	27	(i) 9,155	(ii) 1,030

Acquisition for business combination
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	73	23	-	-	-	-	-	-	-	-	96	40

Changes in the net realizable value of agricultural produce after harvest	-	(97)	-	-	-	-	-	-	-	-	(97)	(9)

Harvest	-	580	-	-	-	-	-	-	-	-	580	171
Acquisitions and classifications	12	493	-	-	-	-	586	7,835	11	-	8,937	337
Consume	-	(135)	-	-	-	-	-	-	-	-	(135)	(86)
Additions	-	-	-	-	3	-	-	-	228	-	231	-
Transfers	-	-	-	-	-	-	-	-	-	(4)	(4)	-
Expenses incurred	-	77	2	470	4	117	1,955	347	392	841	4,205	477
Currency translation adjustment	-	14	-	-	14	-	-	23	2	-	53	(12)
Inventories as of 09.30.16	(604)	(750)	-	-	(270)	(9)	(260)	(2,455)	(4,480)	(24)	(iii) (8,852)	(iv) (967)
Costs as of 09.30.16	48	855	2	470	2	116	2,608	8,615	613	840	14,169	-
Costs as of 09.30.15	48	479	17	350	5	82	-	-	-	-	-	981

(i) Includes Ps. 9 corresponding to materials and inputs of IRSA and FYO and Ps. 6 of meet due for slaughtering of Carnes Pampeanas as of June 30, 2016.
(ii) Includes Ps. 9 corresponding to materials and inputs of IRSA and FYO as of June 30, 2015 and Ps. 3 of meet due for slaughtering of Carnes Pampeanas as of June 30, 2015.
(iii) Includes Ps. 10 corresponding to materials and inputs of IRSA and FYO as of September 30, 2016.
(iv) Includes Ps. 8 corresponding to materials and inputs of IRSA and FYO and Ps. 1 of meet due for slaughtering of Carnes Pampeanas as of September 30, 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)(Amounts in millions of Argentine Pesos, except otherwise indicated) Free translation from the original prepared in Spanish for the publication in Argentina

33.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 09.30.16	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.16
Assets
Trade and other receivables
Uruguayan Peso	-	-	-	3	0.334	1
US Dollar	70	15.210	1,068	43	14.940	637
Euros	8	16.492	140	12	16.492	195
Trade and other receivables related parties
US Dollar	46	15.310	705	42	15.040	635
Total trade and other receivables			1,913			1,468
Investment in financial assets
US Dollar	185	15.210	2,808	166	14.940	2,477
Pounds	1	19.718	19	1	19.763	19
Investment in financial assets
US Dollar	40	15.210	614	33	14.940	499
Total Investment in financial assets			3,441			2,995
Derivative financial instruments
US Dollar	1	15.210	15	1	14.940	15
Total derivative financial instruments			15			15
Cash and cash equivalents
US Dollar	158	15.210	2,403	84	14.940	1,260
Euros	2	16.492	36	4	16.492	60
Total Cash and cash equivalents			2,439			1,320

Liabilities
Trade and other payables
New Israel Shekel	-	-	-	2	3.892	7
US Dollar	116	15.310	1,780	100	15.040	1,502
Euros	5	17.063	93	3	16.640	54
Trade and other payables related parties
US Dollar	-	15.310	4	2	15.040	31
Total trade and other payables			1,877			1,594
Borrowings
US Dollar	2,174	15.310	33,281	1,945	15.040	29,246
Total borrowings			33,281			29,246
Derivative financial instruments
US Dollar	-	-	-	1	15.040	19
Total derivative financial instruments			-			19
(1)
           Exchange rate as of September 30, 2016 and June 30, 2016 according to Banco Nación Argentina records.
(2)
           Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3)
The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. See Note 16.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)(Amounts in millions of Argentine Pesos, except otherwise indicated) Free translation from the original prepared in Spanish for the publication in Argentina

34.
Groups of assets and liabilities held for sale

IDB Tourism is currently negotiating the sale of its equity interests in Open Sky Ltd. but the terms and conditions of such sale have not yet been fully finalized. The assets and liabilities related to the Open Sky Ltd. transaction have been reclassified in the statement of financial position as of September 30, 2016 under the available for sale line.

In addition, the equity interest of the Group in Adama and the related non-recourse loan have been reported in the statement of financial position as of September 30, 2016 under the available for sale line, due to the sale intent of such associate company, as indicated in Note 9 to these unaudited financial statements.

Pursuant to IFRS 5, assets and liabilities available for sale have been valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the pool of assets available for sale, no impairment has been recorded.

The following table shows the main assets and liabilities held for sale:

Group of assets held for sale:

September 30, 2016
Property, plant and equipment	12
Intangible assets	4
Investments in associates	11,450
Trade and other receivables	28
Cash and cash equivalents	12
Total	11,506

Group of liabilities held for sale:

September 30, 2016
Trade and other payables	31
Payroll and social security expenses	8
Deferred income tax liability	19
Borrowings	11,311
Total	11,369

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)(Amounts in millions of Argentine Pesos, except otherwise indicated) Free translation from the original prepared in Spanish for the publication in Argentina

35.
Profit from discontinued operations

Results in equity interests in Adama and the financial costs associated to the non-recourse loan have been reclassified in the statement of income under discontinued operations.

September 30, 2016
Share of profit of joint ventures and associates	157
Profit from operations before financing and taxation	157
Finance costs	(515)
Financial results, net	(515)
Loss before Income tax	(358)
Loss from discontinued operations after taxation	(358)

Attributable to:
Equity holders of the parent	(119)
Non-controlling interest	(239)

Loss per share from discontinued operations attributable to equity holders of the parent during the period:
Basic	(0.24)
Diluted	(0.24)

36.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)(Amounts in millions of Argentine Pesos, except otherwise indicated) Free translation from the original prepared in Spanish for the publication in Argentina

36.
CNV General Ruling N° 629/14 – Storage of documentation (Continued)

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. Based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

37.
Subsequent events

Agreement for the sale of real property or shares of Cresca S.A.

On October 5, 2016, Brasilagro and Carlos Casado entered into an agreement whereby they agree to offer for sale all of the real property owned by Cresca at a price of at least US$ 120 million or else 100% of the outstanding shares of Cresca. The maximum term agreed to receive tender offers for real property and shares is 120 days as from the execution of the agreement. If a tender offer is received to purchase the shares, the corresponding market value of the remaining assets minus liabilities should be added to the price mentioned above. In addition, if the term lapses without any tender offer being received, the parties irrevocably agree to carry out all acts and take all necessary steps to legally instrument a division of all Company’s assets into two equal parts.

Shareholders’ Meeting

On October 31, 2016, a Regular and Special Shareholders’ Meeting of the Company was held and resolved that the loss for the fiscal year 2016 in the amount of Ps. 1,402 should be partially absorbed by reversing the Reserve for Future Dividends in an amount of Ps. 31, and by charging the remaining amount to Retained Earnings. The Meeting also approved the remuneration to be paid to the Board of Directors in an amount of Ps. 19 and to the Statutory Audit Committee in an amount of Ps. 0.6. The following matters were also resolved by the Shareholders’ Meeting: the appointment of an independent auditor for the coming fiscal year and the remuneration payable to the auditor, an update run of the report on the shared service agreement, and the personal asset tax payable for shareholders. It also approved the distribution of Treasury shares for a total of 3,833,352 shares and renewed the powers delegated to the Board of Directors to define the timing and currency as well as other terms and conditions for the issuance of NCN under the simple corporate notes global program, for an amount of up to US$ 300 million. It approved a merger by acquisition with AGRO MANAGERS and other related documentation and the indemnities granted to members of the Board, Statutory Auditors and Managers.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)(Amounts in millions of Argentine Pesos, except otherwise indicated) Free translation from the original prepared in Spanish for the publication in Argentina

37.
Subsequent events (Continued)

IRSA Shareholders´ Meeting

On October 31, 2016, the annual Shareholder’s Meeting of IRSA for the fiscal year ended June 30, 2016 approved the appropriation of loss for the fiscal year ended June 30, 2016 in the amount of Ps. 1,254, which is to be partially absorbed by the special reserve that was set up in an amount of Ps. 3 to record initial adjustments related to the adoption of IFRS. The remaining balance, that is a loss of Ps. 1,251, was charged to Retained Earnings. The Meeting also approved the performance of the Board of Directors, the appointment of new permanent and alternate members to the Statutory Audit Committee, and resolved to pay fees in the amount of Ps. 0.6. It further approved: the appointment of an independent auditor for the coming fiscal year and its remuneration, an update run of the report on shared services agreement, the amount of personal asset tax payable, the extension of the Global Program of simple, non-convertible notes, both secured and unsecured, or guaranteed by third parties by a maximum outstanding amount of up to US$ 300 million

Issuance by PBC

In October 2016, PBC issued two series of non-convertible notes in an aggregate amount of NIS 501 million (equivalent to Ps. 2,044).

Dividends IRSA CP

The Shareholders’ Meeting of IRSA CP, held on October 31, 2016, approved the distribution of a cash dividend in the amount of Ps. 460 and the authority to effect payment of such dividends was delegated to the Board of Directors. On November 3, 2016, the Board made the dividend available to the shareholders as from November 17, 2016.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction
We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim consolidated statement of financial position as of September 30, 2016, and the unaudited condensed interim consolidated statements of income and comprehensive income for the three-month period ended September 30, 2016, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the three-month period ended September 30, 2016 and selected explanatory notes.
The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scope of our review
Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of comprehensive income and consolidated statement of cash flows of the Company.
Conclusion
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.
Emphasis paragraph
Without modifying our conclusion, we want to refer to the information included in Note 1 of these unaudited condensed interim consolidated financial statements.
Report on compliance with current regulations
In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;
c) REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

d)
we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

e)
as of September 30, 2016, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 15,745,809 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2016.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos Martín Barbafina Contador Público (UCA) C.P.C.E.C.A.B.A. T° 175 F° 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2016 and June 30, 2016 and for the three-month periods ended September 30, 2016 and 2015

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	06.30.16
ASSETS
Non-current assets
Investment properties	7	-	9
Property, plant and equipment	8	491	488
Intangible assets	9	17	17
Biological assets	10	529	477
Investments in subsidiaries, associates and joint ventures	6	2,352	2,563
Deferred income tax assets	19	821	757
Income tax and minimum presumed income tax credits		50	50
Total Non-current assets		4,260	4,361
Current assets
Biological assets	10	143	442
Inventories	11	592	491
Income tax and minimum presumed income tax credits…………………………………..		34	34
Trade and other receivables	13	552	388
Derivative financial instruments	12	6	15
Investment in financial assets	12	16	22
Cash and cash equivalents	14	16	11
Total Current assets		1,359	1,403
TOTAL ASSETS		5,619	5,764
SHAREHOLDERS’ EQUITY
Share capital		495	495
Treasury shares		7	7
Inflation adjustment of share capital and treasury shares		65	65
Share premium		659	659
Additional paid-in capital from treasury shares		16	16
Special reserve		97	97
Legal reserve		83	83
Other reserves	20	1,149	989
Accumulated deficit		(1,874)	(1,387)
TOTAL SHAREHOLDERS’ EQUITY		697	1,024
LIABILITIES
Non-current liabilities
Trade and other payables	15	-	1
Borrowings	18	3,647	3,150
Provisions	17	17	10
Total Non-current liabilities		3,664	3,161
Current liabilities
Trade and other payables	15	323	305
Payroll and social security liabilities	16	54	85
Borrowings	18	881	1,166
Derivative financial instruments	12	-	23
Total Current liabilities		1,258	1,579
TOTAL LIABILITIES		4,922	4,740
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,619	5,764

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain
President

)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16		09.30.15
Revenues	21	427		279
Costs	22	(581)		(326)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		237		107
Changes in the net realizable value of agricultural produce after harvest		(92)		(8)
Gross (Loss) / Profit		(9)		52
Gain from disposal of farmlands		73		-
General and administrative expenses	23	(41)		(34)
Selling expenses	23	(100)		(68)
Other operating results, net	25	17		1
Loss from operations		(60)		(49)
Share of loss of subsidiaries, associates and joint ventures	6	(368)		(149)
Loss before financing and taxation		(428)		(198)
Finance incomes	26	12		2
Finance costs	26	(160)		(162)
Other financial results, net	26	25		(3)
Financial results, net	26	(123)		(163)
Loss before Income tax		(551)		(361)
Income tax gain	19	64		73
Loss for the period		(487)		(288)

Loss per share attributable to equity holders of the parent during the period:
Basic		(0.98)		(0.58)
Diluted	(i)	(0.98)	(i)	(0.58)

(i) Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain
President

)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	09.30.16	09.30.15
Loss for the period	(487)	(288)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures………….	330	(107)
Other comprehensive income from share of changes in subsidiaries’ equity	10	-
Other comprehensive income / (loss) for the period (i)	340	(107)
Total comprehensive loss for the period	(147)	(395)

                     (i)
  Items included in other comprehensive income / (loss) do not generate any impact on the income tax.

      The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain
President

)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (Note 20)	Accumulated deficit	Total Shareholders’ equity
Balance as of June 30, 2016	495	7	65	659	16	83	97	989	(1,390)	1,021
Adjustment due to change to accounting standards (iii)	-	-	-	-	-	-	-	-	3	3
Adjusted balance as of September 30, 2016	495	7	65	659	16	83	97	989	(1,387)	1,024
Loss for the period	-	-	-	-	-	-	-	-	(487)	(487)
Other comprehensive income for the period	-	-	-	-	-	-	-	340	-	340
Total comprehensive income for the period	-	-	-	-	-	-	-	340	(487)	(147)
Equity-settled compensation	-	-	-	-	-	-	-	3	-	3
Tender offer to non-controlling shareholders	-	-	-	-	-	-	-	(183)	-	(183)
Balance as of September 30, 2016	495	7	65	659	16	83	97	1,149	(1,874)	697

                  (i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Stock as of September 30, 2016 and June 30, 2016, respectively.
                 (ii)
Corresponding to General Resolution 609/12 of the National Securities Commission.
               (iii)
See Note 2.2.1 to the Condensed Consolidated Financial Statements.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain
President

)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Special reserve (ii)	Other reserves (Note 20)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2015	495	7	65	659	13		545	172	1,956
Adjustment due to change to accounting standards (iii)	-	-	-	-	-	-	(1)	5	4
Balance as of June 30, 2015	495	7	65	659	13	-	544	177	1,960
Loss for the period	-	-	-	-	-	-	-	(288)	(288)
Other comprehensive loss for the period	-	-	-	-	-	-	(107)	-	(107)
Total comprehensive loss for the period	-	-	-	-	-	-	(107)	(288)	(395)
Reserve for share-based compensation	-	-	-	-	-	-	5	-	5
Equity incentive plan granted	-	-	-	-	2	-	(3)	1	-
Changes in interest in subsidiaries	-	-	-	-	-	-	(5)	-	(5)
Constitution of special reserve GR 609/12	-	-	-	-	-	54	-	(54)	-
Balance as of September 30, 2015	495	7	65	659	15	54	434	(164)	1,565

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Stock as of September 30, 2015 and June 30, 2015, respectively.
(ii)
Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii)
See Note 2.2.1 to the Condensed Consolidated Financial Statements.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain
President

)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2016 and June 30, 2016
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.16	09.30.15
Operating activities:
Cash used in operations	14	(171)	(51)
Net cash used in operating activities		(171)	(51)
Investing activities:
Acquisition of subsidiaries, associates and joint ventures		(6)	-
Proceeds from sale of investment properties		-	1
Acquisition of property, plant and equipment	8	(13)	(7)
Proceeds from sale of farmlands		71	-
Purchase of investment in financial assets		(210)	(32)
Proceeds from disposals of investments in financial assets		218	39
Loans granted to subsidiaries, associates and joint ventures		-	(3)
Loans repayments received from subsidiaries, associates and joint ventures		10	12
Dividends received		1	-
Net cash generated from investing activities		71	10
Financing activities:
Proceeds from issuance of NCN		-	390
Repayment of NCN		(187)	(59)
Repurchase of convertible notes		(144)	-
Proceeds from borrowings		608	-
Repayment of borrowings		(106)	(199)
Repayment of derivative financial instruments		-	(13)
Proceeds from derivative financial instruments		14	-
Repayment of borrowings from subsidiaries, associates and joint ventures		(6)	-
Interest paid		(74)	(71)
Net cash flows generated from financing activities		105	48
Net increase in cash and cash equivalents		5	7
Cash and cash equivalents at beginning of the period	14	11	18
Cash and cash equivalents at the end of the period		16	25

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain
President

)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated) Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 11, 2016.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).

On April 1, 2016, the Argentine Federation of Professional Councils of Economic Science ("FAPCE", as per its Spanish acronym) approved Technical Resolution N° 43, which amends Technical Resolution N° 26, for fiscal years starting on January 1, 2016. Such Technical Resolution N° 43 provides that entities that file financial statements in accordance with the IFRSs, are expected to do it integrally and without modifications and that investments in subsidiaries, joint ventures and associates are to be accounted under the equity method in the separate financial statements, as established by IFRS, pursuant to the amendment established by the IASB to IAS 27 in August 2014. Thus, valuation at cost or fair value (which are additional measurements) is not permitted for these types of investments. Before such amendment, Technical Resolution N° 26 did not require an integral adoption of IFRS in separate financial statements, since the equity method was not a valuation option for such investments.

The Company has adopted Technical Resolution N° 43 for this fiscal year ending on June 30, 2017. As a result, these individual condensed interim financial statements are the first to be prepared in accordance with the IFRS; its transition date is July 1, 2015 and, therefore, the provisions of IRFS 1 “First-Time Adoption of International Financial Reporting Standards” should be applied as of that date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

IFRS 1 mandatorily establishes that an entity must apply the requirements of IFRS 10 “Consolidated financial statements” for accounting of changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under IFRS, the Company accounts for acquisitions and disposals of non-controlling interests that do not result in change of control as business combinations. The Group did not restate these acquisitions and disposals prior to transition date.

Furthermore, IFRS 1 also provides that, where a first time IFRS adopter entity decides to account for investments in subsidiaries under the equity method in accordance with IAS 28, the entity should apply the exemption for business combinations conducted before the transition date. This exemption involves applying IFRS 3 “Business Combinations” on a prospective basis to business combinations conducted after the transition date. Business combinations occurring prior to the transition date have not been restated.

The other compulsory and optional exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

Below there is a comparison between shareholders’ equity computed under the previous standards and in accordance with IFRS 1 as of July 1, 2015.

07.01.15
Shareholders’ equity under Technical Resolution N° 26	1,956
Acquisition of non-controlling interest	(54)
Retained earnings recognition	54
Adjustment due to change to accounting standards (a)	4
Shareholders' equity under IFRS	1,960
(a)
Include adjustment due to change to accounting standards (see Note 2.2.1 to the unaudited condensed interim consolidated financial statements).

Amounts as of June 30, 2016 and September 30, 2015, which are disclosed for comparative purposes have been modified in order to present the mentioned adjustments. The notes below include a reconciliation of shareholders’ equity figures of condensed interim separate financial statements prepared in accordance with the Technical Resolution N° 26 on the closing date of the comparative period and the statement of income and other comprehensive income figures for the three-month period ended September 30, 2015 and those presented in accordance with IFRS in these unaudited condensed interim separate financial statements, as well as the effects of the adjustments to cash flow.

The Unaudited Condensed Interim Separate Financial Statements of the Company for the three-month periods ended September 30, 2016 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.
Reconciliations of Technical Resolution N° 26 to IFRS

The notes below include a reconciliation of shareholders' equity prepared in accordance with Technical Resolution N° 26 and those presented in accordance with IFRS as of June 30, 2016 and September 30, 2015, and the reconciliations of net income and cash flows for the year ended June 30, 2016 and for the three-month period ended September 30, 2015. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2017. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2017, applicable standards are different.

The first reconciliation provides an overview of the impact on equity, at September 30, 2015 and June 30, 2016 (Note 2.2.1). The second reconciliation provides an overview of the impact on income for the period ended as of September 30, 2015 and for the fiscal year ended as of June 30, 2016 (Note 2.2.2). The mentioned reconciliations do not have impact on other comprehensive income nor the statements of cash flows.

2.2.1
Summary of equity

		06.30.16	09.30.15
Shareholders’ equity under Technical Resolution N° 26		1,021	1,550
Investments in subsidiaries, associates and joint ventures	(a)	3	15
Shareholders' equity under IFRS		1,024	1,565

2.2.2
Summary of profit / (loss)

		09.30.15
Net comprehensive loss under Technical Resolution N° 26		(292)
Investments in subsidiaries, associates and joint ventures	(a)	4
Loss under IFRS		(288)

(a)
Include adjustment due to change to accounting standards (see Note 2.2.1 to the unaudited condensed interim consolidated financial statements).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.3
Explanation of the transition to IFRS

Technical Resolution N° 26 – The Company accounts for investments in subsidiaries under the equity method including any adjustment in the consolidated financial statements, so that the equity and income corresponding to the majority interest resulting from consolidated financial statements filed together with separate financial statements are the same in both sets of financial statements.

IFRS - Investments in entities in which the Company exercises control, are accounted for under the equity method. Under this method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) and other comprehensive income of the subsidiary and decreased by all dividends received from the subsidiary.

In accordance with IFRS 28, paragraph 27, the interest in the investee is computed based on the consolidated financial statements of such investee after any adjustment related to unification of accounting criteria, without regard to any interest that the investee may have in other entities. As a result, the company has recognized its direct interest related to investments in subsidiaries, associates and companies under joint control, based on the consolidated financial statements of such companies.

Below is an outline of the adjustments recorded as explained above in relation to transactions affecting the non-controlling interest reserve of its subsidiaries, associates and entities under joint control where the company holds a direct interest:

●
Acquisition of additional interests in controlled companies: the acquisition price in excess of the book value of the subsidiary is recorded as in increase in assets.
●
Sale of interest in controlling companies where control is not lost: the difference between the sale price charged for the shares and the book value is recorded in the statement of income.
●
Dilution of interest, other shareholders: the result caused by the interest dilution has been recorded in the statement of income.

The non-controlling interest reserve set up before July 1, 2015 has been reclassified under retained earnings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.3.
Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the annual financial statements as of June 30, 2016, except for the changes generated by implementation of Technical Resolution N° 43, as described in Note 2.1.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Interim Condensed Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual separate financial statements for the fiscal year ended June 30, 2016, except for changes in provisions for income tax, for legal claims and for doubtful accounts.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals

See summary of acquisitions and additional disposals of the Company for the three-month period ended September 30, 2016 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2016. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year-end.

5.2.
Fair value estimates

Since June 30, 2016, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

6.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.

As mentioned in Note 1 to the Consolidated Financial Statements as of June 30, 2016, on October 11, 2015 IRSA acquired control over IDBD. This Israeli company is one of the largest and most significant conglomerates of Israel, which takes part in many markets and sectors of the industry. Factors namely (i) IDBD’s current financial position and need for financing to honor its financial liabilities and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Information about principal subsidiaries, associates and joint ventures (Continued)

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2016 and for the fiscal year ended June 30, 2016:

	September 30, 2016	June 30, 2016
Beginning of the period / year adjusted	2,560	2,881
Effect of merger with Agromanagers S.A.	1	-
Acquisition of subsidiaries and associates (i)	(179)	66
Capital contribution	-	127
Disposal of interest in subsidiaries	-	(22)
Share of loss profit	(368)	(795)
Other comprehensive profit / (loss) from share of changes in subsidiaries’ equity	10	(30)
Currency translation adjustment	330	345
Equity-settled compensation	2	10
Dividends distributed	(10)	(55)
Reimbursement of expired dividends	-	6
Intergroup transactions	-	3
Share of changes in subsidiaries’ equity	-	24
End of the period / year (ii)	2,346	2,560

(i)
Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.
(ii)
Include a balance of Ps. (6) and Ps. (3) reflecting interests in companies with negative equity as of September 30, 2016 and June 30, 2016, respectively, which is reclassified to “Provisions” (see Note 17).

See changes in Company’s investment in associates and joint ventures for the three-month period ended September 30, 2016 and for the year ended June 30, 2016 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.16	Value recorded as of 06.30.16	Market value as of 09.30.16	Issuer's information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro	Shares	23,150,050	1,212	1,008	Rs. 11.03	Agricultural	Brazil	875	9	2,856	40.94%
	Higher value		83	83
	Goodwill		12	10
	Intergroup transactions		(1)	(1)
			1,306	1,100

Agropecuaria Santa Cruz de la Sierra S.A.	Shares	1,351,949,253	525	518	Not publicly	Agricultural	Uruguay	263	(1)	367	100.00%
(formerly Doneldon S.A.)	Intergroup transactions		(158)	(158)	traded
			367	360

Futuros y Opciones.Com S.A.	Shares	1,632,105	51	31	Not publicly traded	Brokerage	Argentina	2	49	85	59.59%
			51	31

Amauta Agro S.A. (formerly	Shares	220,000	1	1	Not publicly traded	Brokerage	Argentina	23	1	26	2.20%
Fyo Trading S.A. which changed its legal name)			1	1

Helmir S.A.	Shares	548,347,685	352	342	Not publicly traded	Investment	Uruguay	91	7	352	100.00%
			352	342

Sociedad Anónima Carnes Pampeanas S.A.	Shares	30,000,432	25	52	Not publicly traded	Agroindustrial	Argentina	156	(27)	25	99.04%
			25	52

6.
Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.16	Value recorded as of 06.30.16	Market value as of 09.30.16	Issuer's information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity

IRSA Inversiones y Representaciones	Shares	574,451,000	293	704	12.65	Real Estate	Argentina	575	(577)	463	63.38%
Sociedad Anónima	Intergroup transactions		(222)	(222)
	Higher value		114	122
	Goodwill		14	14
			199	618
Total Subsidiaries			2,301	2,501

Associates
Granos Olavarría S.A.	Shares	512,000	2	1	Not publicly traded	Warehousing and	Argentina	1	45	73	2.20%
			2	1		Brokerage

Agromanagers S.A.	Shares	(i)	-	3	Not publicly traded	Investment	Argentina	2	1	5	(i)
	Goodwill		-	1
			-	4

Agrofy S.A.	Shares	45,230	(6)	(3)	Not publicly traded	Advertising	Argentina	-	(6)	(13)	45.23%
			(6)	(3)

Agrouranga S.A.	Shares	8,511,960	38	43	Not publicly traded	Agricultural	Argentina	3	(13)	106	35.72%
	Higher value		11	11
			49	54
Total Associates			45	56
Total Investments in subsidiaries, associates and joint ventures as of 09.30.16			(*) 2,346	-
Total Investments in associates and joint ventures as of 06.30.16			-	(*) 2,560
(*) Includes a balance of Ps. (6) and Ps. (3) reflecting interests in companies with negative equity as of September 30, 2016 and June 30, 2016, respectively, which is reclassified to “Provisions” (Note 17).
(i) During September 2016 Agro Managers S.A. merged into the Company (see Note 27).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.
Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2016 and for the fiscal year ended June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	9	11
Additions	-	1
Reclassification to property, plant and equipment	(9)	(1)
Disposals	-	(1)
Depreciation charges (i)	-	(1)
End of the period / year	-	9
Costs	14	14
Accumulated depreciation	(14)	(5)
Net book amount	-	9

(i)
Depreciation charges of investment property were included in “Costs” in the Statement of Income (Note 23).

The following amounts have been recognized in the statement of income:

	September 30, 2016	September 30, 2015
Rental and service income	1	1
Direct operating expenses	2	3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment ("PPE") for the three-month period ended September 30, 2016 and for the fiscal year ended June 30, 2016 were as follows:

	Owner-occupied farmland (ii)	Others	Total
At June 30, 2015:
Costs	504	42	546
Accumulated depreciation	(52)	(23)	(75)
Net book amount	452	19	471
Year ended June 30, 2016:
Opening net book amount	452	19	471
Additions	25	8	33
Reclassifications of investment properties	1	-	1
Depreciation charges (i)	(12)	(5)	(17)
Closing net book amount	466	22	488
At June 30, 2016:
Costs	530	50	580
Accumulated depreciation	(64)	(28)	(92)
Net book amount	466	22	488
Period ended September 30, 2016
Opening net book amount	466	22	488
Additions	11	2	13
Reclassifications of investment properties	9	-	9
Disposals	(15)	-	(15)
Depreciation charges (i) (Note 23)	(3)	(1)	(4)
Closing net book amount	468	23	491
At September 30, 2016:
Costs	535	52	587
Accumulated depreciation	(67)	(29)	(96)
Net book amount	468	23	491

(i)
For the three-month period ended September 30, 2016, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 3 under the line item “Cost” in the Statement of Income. For the fiscal year ended June 30, 2016, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 16 under the line item “Cost” in the Statement of Income.
(ii)
Includes farms, buildings and facilities of farmlands properties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.
Intangible assets

Changes in the Company’s intangible assets for the three-month period ended as of September 30, 2016 and for the year ended as of June 30, 2016 were as follows:

	Computer software	Rights of use	Total
Net book amount as of June 30, 2015	1	17	18
Amortization charges (i)	-	(1)	(1)
Net book amount as of June 30, 2016	1	16	17
Costs	1	20	21
Accumulated depreciation	-	(4)	(4)
Net book amount as of June 30, 2016	1	16	17
Amortization charges (i)	-	-	-
Net book amount as of September 30, 2016	1	16	17
Costs	1	20	21
Accumulated depreciation	-	(4)	(4)
Net book amount as of September 30, 2016	1	16	17

(i)
Amortization charges are included in “General and administrative expenses” in the statement of income. There is no impairment charges for any of the periods presented.

10.
Biological assets

Changes of the Company’s biological assets for the three-month period ended as of September 30, 2016 and for the year ended as of June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	919	459
Increase due to purchases	12	12
Initial recognition and changes in the fair value of biological assets	218	1,110
Decrease due to harvest	(430)	(522)
Decrease due to sales	(47)	(137)
Decrease due to consumption	-	(3)
End of the period / year	672	919

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Biological assets (Continued)

The following tables present the Company’s biological assets that are measured at fair value as of September 30, 2016 and June 30, 2016 and their allocation to the fair value hierarchy:

		September 30, 2016
	Classification	Level 1	Level 2	Level 3	Total
Dairy cattle	Production	-	51	-	51
Breeding cattle	Production	-	462	-	462
Other cattle	Production	-	10	-	10
Other biological assets (i)	Production	6	-	-	6
Total biological assets non-current		6	523	-	529

Breeding cattle	Production	-	61	-	61
Crops fields	Production	78	-	4	82
Total biological assets current		78	61	4	143
Total biological assets		84	584	4	672

		June 30, 2016
	Classification	Level 1	Level 2	Level 3	Total
Dairy cattle	Production	-	49	-	49
Breeding cattle	Production	-	413	-	413
Other cattle	Production	-	9	-	9
Other biological assets (i)	Production	6	-	-	6
Total biological assets non-current		6	471	-	477

Breeding cattle	Production	-	75	-	75
Other cattle	Production	-	1	-	1
Crops fields	Production	10	-	356	366
Total biological assets current		10	76	356	442
Total biological assets		16	547	356	919

(i)
Biological assets that have no significant growth, valued at cost, since it is considered that this value is similar to fair value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Biological assets (Continued)

The following table presents the changes in Level 3 biological assets for the three-month period ended September 30, 2016 and for the year ended June 30, 2016:

Crop fields with significant biological growth
As of June 30, 2015	40
Initial recognition and changes in the fair value of biological assets	838
Decrease due to harvest	(522)
As of June 30, 2016	356
Initial recognition and changes in the fair value of biological assets	78
Decrease due to harvest	(430)
As of September 30, 2016	4

When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market prices	Price per livestock head/kg and per category

Level 3

Description	Model	Parameters	Ranges / Values	Unit of measurement
Corn	Discounted cash flows	Yields	6.00 – 9.81	Tn/ha
		Future sale prices	2,396 – 2,474	Ps./Tn
		Selling expenses	408 – 689	Ps./Tn
		Operating cost	3,445 – 3,534	Ps./ha
Wheat	Discounted cash flows	Yields	0.6 – 0.6	Tn/ha
		Future sale prices	2,267 – 2,267	Ps./Tn
		Selling expenses	1,035 – 1,035	Ps./Tn
		Operating cost	2,577 – 2,577	Ps./ha

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.
Biological assets (Continued)

During the three-month period ended September 30, 2016 and the year ended June 30, 2016 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5 to the consolidated financial statements as of June 30, 2016.

As of September 30, 2016 and June 30, 2016, the better and maximum use of biological assets shall not significantly differ from the current use.

11.
Inventories

Breakdown of Company’s inventories as of September 30, 2016 and June 30, 2016 are as follows:

	September 30, 2016	June 30, 2016
Current
Crops	332	290
Materials and inputs	146	93
Seeds and fodders	114	108
Total inventories	592	491

As of September 30, 2016 and June 30, 2016 the cost of inventories recognized as expense amounted to Ps. 298 and Ps. 649, respectively and they have been included in “Costs”.

12.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Financial instruments by category (Continued)

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2016 and June 30, 2016 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
September 30, 2016		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding the provision for trade and other receivables) (Note 13)	413	-	-	-	413	147	560
Investment in financial assets:
- Government bonds	-	16	-	-	16	-	16
Derivative financial instruments:
- Crops future contracts	-	6	-	-	6	-	6
Cash and cash equivalents (Note 14):
- Cash on hand and at bank	13	-	-	-	13	-	13
- Mutual funds	-	3	-	-	3	-	3
Total	426	25	-	-	451	147	598

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 15)	283	-	-	-	283	39	322
Borrowings (excluding finance lease liabilities) (Note 18)	4,528	-	-	-	4,528	-	4,528
Total	4,811	-	-	-	4,811	39	4,850

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
June 30, 2016		Level 1	Level 2	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding the provision for trade and other receivables) (Note 13)	288	-	-	-	288	108	396
Investment in financial assets:
- Mutual funds	-	15	-	-	15	-	15
- Government bonds	-	7	-	-	7	-	7
Derivative financial instruments:
- Foreign-currency contracts	-	-	15	-	15	-	15
Cash and cash equivalents (Note 14):
- Cash on hand and at bank	8	-	-	-	8	-	8
- Mutual funds	-	3	-	-	3	-	3
Total	296	25	15	-	336	108	444

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.
Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position		Level 1	Level 2	Level 3
Trade and other payables (Note 15)	291	-	-	-	291	15	306
Borrowings (excluding finance lease liabilities) (Note 18)	4,316	-	-	-	4,316	-	4,316
Derivative financial instruments:
- Foreign-currency contracts	-	9	-	-	9	-	9
- Crops futures	-	14	-	-	14	-	14
Total	4,607	23	-	-	4,630	15	4,645

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the annual consolidated financial statements as of June 30, 2016.

13.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of September 30, 2016 and June 30, 2016 are as follows:

	September 30, 2016	June 30, 2016
Current
Receivables from sale of agricultural products and services	157	68
Deferred checks received	1	-
Debtors under legal proceedings	9	9
Less: allowance for doubtful accounts	(8)	(8)
Total current trade receivables	159	69
Prepayments	74	43
Tax credits	67	60
Loans	5	5
Advance payments	6	5
Others	15	7
Total current other receivables	167	120
Related parties (Note 28)	226	199
Total current trade and other receivables	552	388
Total trade and other receivables	552	388

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.
Trade and other receivables (Continued)

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 31.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2016.

Movements on the Company’s allowance for doubtful accounts are as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	8	8
Charges	-	-
End of the period / year	8	8

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the statement of income (Note 23). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14.
Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2016 and June 30, 2016:

	September 30, 2016	June 30, 2016
Cash on hand and at banks	13	8
Mutual funds	3	3
Total cash and cash equivalents	16	11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.
Cash flow information (Continued)

Following is a detailed description of cash flows used in the Company’s operations for the three-month periods ended as of September 30, 2016 and 2015:

	September 30, 2016	September 30, 2015
Loss for the period	(487)	(288)
Adjustments for:
Income tax expense	(64)	(73)
Depreciation and amortization	4	5
Gain from disposal of farmlands	(73)	-
Share based payments	1	1
Unrealized gain from derivative financial instruments of commodities	(18)	(2)
(Gain) / Loss from derivative financial instruments (except commodities)	(8)	5
Changes in fair value of financial assets at fair value through profit or loss	(1)	(2)
Accrued interest, net	65	73
Unrealized initial recognition and changes in the fair value of biological assets	(132)	(40)
Changes in the net realizable value of agricultural produce after harvest	92	8
Provisions	45	4
Gain from repurchase of Non-convertible Notes	(16)	-
Share of loss of subsidiaries, associates and joint ventures	368	149
Unrealized foreign exchange loss, net	63	73
Changes in operating assets and liabilities:
Decrease in biological assets	378	63
(Increase) / Decrease in inventories	(193)	8
Increase in trade and other receivables	(139)	(16)
Increase in derivative financial instruments	(1)	-
Increase in trade and other payables	(24)	(1)
Decrease in payroll and social security liabilities	(31)	(18)
Net cash used in operating activities before income tax paid	(171)	(51)

The following table shows a detail of non-cash transactions occurred in the three-month periods ended as of September 30, 2016 and 2015:

	09.30.16	09.30.15
Non-cash activities
Dividends not collected	(10)	(2)
Decrease of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(330)	107
Increase of interest in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	-	(36)
Increase of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	2	-
Increase in trade and other receivables through a decrease in property, plant and equipment	(15)	-
Reserve for share-based payments	-	3
Stock plan granted	-	(3)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.
Trade and other payables

The detail of the Company’s trade and other payables as of September 30, 2016 and June 30, 2016 are as follows:

	September 30, 2016	June 30, 2016
Non-current
Tax on shareholders’ personal assets	-	1
Total non-current other payables	-	1
Total non-current trade and other payables	-	1
Current
Trade payables	94	124
Provisions	161	136
Sales, rent and services payments received in advance	16	4
Total current trade payables	271	264
Taxes payable	23	10
Total current other payables	23	10
Related parties (Note 28)	29	31
Total current trade and other payables	323	305
Total trade and other payables	323	306

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 31.

16.
Payroll and social security liabilities

The detail of the Company’s salaries and social security liabilities as of September 30, 2016 and June 30, 2016 are as follows:

	September 30, 2016	June 30, 2016
Provision for vacations and bonuses	32	75
Social security payable	22	10
Total payroll and social security liabilities	54	85

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Investments in subsidiaries, associates and joint ventures (i)	Total
As of June 30, 2015	4	8	12
Additions	3	3	6
Used during period	-	(8)	(8)
As of June 30, 2016	7	3	10
Additions	1	3	4
Reclassification to be recovered	3	-	3
As of September 30, 2016	11	6	17
(i) Corresponds to equity interests in subsidiaries, associates and joint ventures with negative equity.

The analysis of total provisions is as follows:

	September 30, 2016	June 30, 2016
Non-current	17	10
	17	10

18.
Borrowings

The detail of the Company’s borrowings as of September 30, 2016 and June 30, 2016 were as follows:

	September 30, 2016	June 30, 2016
Non-current
Non-convertible notes	2,865	2,975
Bank loans and others	782	175
Non-current borrowings	3,647	3,150

Current
Non-convertible notes	492	676
Bank loans and others	360	376
Bank overdrafts	29	114
Current borrowings	881	1,166
Total borrowings	4,528	4,316

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Borrowings (Continued)

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value (in million)	September 30, 2016	June 30, 2016
Non-current
CRESUD NCN Class XIV due 2018 (i)	Unsecured	US$	Fixed	1.50%	32	465	481
CRESUD NCN Class XVI due 2018 (ii)	Unsecured	US$	Fixed	1.50%	109	1,556	1,649
CRESUD NCN Class XVIII due 2019 (iii)	Unsecured	US$	Fixed	4.00%	34	502	510
CRESUD NCN Class XXII due 2019 (v)	Unsecured	US$	Fixed	4.00%	22	342	335
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	175	172
Loan from Banco Río	Unsecured	US$	Fixed	5.60%	40	607	-
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	-	3
Non-current borrowings						3,647	3,150

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value (in million)	September 30, 2016	June 30, 2016
Current
CRESUD NCN Class XVI due 2018 (ii)	Unsecured	US$	Fixed	1.50%	109	10	10
CRESUD NCN Class XVIII due 2019 (iii)	Unsecured	US$	Fixed	4.00%	34	3	2
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	187	-	189
CRESUD NCN Class XX due 2017 (iv)	Unsecured	US$	Fixed	2.50%	18	281	278
CRESUD NCN Class XXI due 2017	Unsecured	Ps.	Floating	Badlar + 375 bps	192	199	197
CRESUD NCN Class XXII due 2019	Unsecured	US$	Fixed	4%	22	(1)	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	26	28
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	7	7
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	234	17
Loan from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	3.50%	15	-	225
Loans from Banco Río	Unsecured	US$	Fixed	5.60%	40	(3)	-
Related parties borrowings (Note 28)	Unsecured	US$	Fixed	4.21%	5	96	99
Bank overdrafts	Unsecured	Ps.	Fixed	29.17%	-	29	114
Current borrowings						881	1,166
Total borrowings						4,528	4,316

(i)
Includes an outstanding balance of Ps. 29 and Ps. 28 with ERSA, as of 09.30.16 and 06.30.16, respectively.
(ii)
Includes an outstanding balance of Ps, 12, Ps. 135 and Ps. 16 with ERSA, IRSA CP and PAMSA, respectively, as of 09.30.16. Includes an outstanding balance of Ps. 12, Ps. 133 and Ps. 16 with ERSA, IRSA CP and PAMSA, respectively, as of 06.30.16.
(iii)
Includes an outstanding balance of Ps. 8 and Ps. 8 with IRSA CP as of 09.30.16 and 06.30.16, respectively.
(iv)
Includes an outstanding balance of Ps. 35, Ps. 21, Ps. 96 and Ps. 100 with ERSA, IRSA CP, Helmir and PAMSA, respectively, as of 09.30.16 and include Ps. 35, Ps. 21 and Ps. 99 with ERSA, IRSA CP and PAMSA, respectively, as of 06.30.16.
(v)
Includes an outstanding balance of Ps. 16 and Ps. 15 with IRSA CP as of 09.30.16 and 06.30.16, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.
Borrowings (Continued)

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. The fair value of all debts that are not quoted in the market are valued at their technical value that is nominal value plus accrued interest.

Book value of borrowings denominated in foreign currencies is detailed in Note 31.

The fair values of non-current borrowings at fixed rate (excluding finance leases) are as follows:

	September 30, 2016	June 30, 2016
CRESUD Class XIV NCN due 2018	488	481
CRESUD Class XVI NCN due 2018	1,662	1,649
CRESUD Class XVIII NCN due 2019	514	510
CRESUD Class XIX NCN due 2016	-	189
CRESUD Class XX NCN due 2017	281	278
CRESUD Class XXI NCN due 2017	199	197
CRESUD Class XXII NCN due 2019	347	335
Bank loans and others	1,142	551
Bank overdrafts	29	114
Total	4,662	4,304

See description of Non-Convertible Notes issued by the Company for the three-month period ended as of September 30, 2016 in Note 23 to Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2016.

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	September 30, 2016	September 30, 2015
Deferred income tax	64	73
Income tax	64	73

The gross movements on the deferred income tax account were as follows:

	September 30, 2016	June 30, 2016
Beginning of the period / year	757	447
Charged to the statement of income	64	310
End of the period / year	821	757

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.
Taxation (Continued)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	September 30, 2016	September 30, 2015
Tax calculated at the tax applicable tax rate in effect	193	126
Permanent differences:
Share of loss in subsidiaries, associates and joint ventures	(129)	(52)
Director's fees	-	(1)
Tax on personal assets	-	(1)
Others	-	1
Income tax	64	73

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.
Shareholders’ Equity

See description of the main transactions conducted affecting equity in Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements

	Cost of treasury shares	Changes in interest in subsidiaries	Cumulative translation adjustment	Reserve for share based compensation	Reserve for future dividends	Reserve for defined benefit plans	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2016	(32)	63	806	95	31	(6)	32	989
Adjustment due to change to accounting standards	-	-	-	-	-	-	-	-
Adjusted balances as of June 30, 2016	(32)	63	806	95	31	(6)	32	989
Other comprehensive profit for the period	-	-	330	-	-	10	-	340
Total comprehensive profit for the period	-	-	330	-	-	10	-	340
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 30 and November 26, 2015:
Equity-settled compensation	-	-	-	3	-	-	-	3
Changes in interest in subsidiaries	-	(183)	-	-	-	-	-	(183)
Balance as of September 30, 2016	(32)	(120)	1,136	98	31	4	32	1,149

	Cost of treasury shares	Changes in interest in subsidiaries	Cumulative translation adjustment	Reserve for share based compensation	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2015	(32)	-	463	82	32	545
Adjustment due to change to accounting standards	-	-	(1)	-	-	(1)
Adjusted balances as of June 30, 2015	(32)	-	462	82	32	544
Other comprehensive loss for the period	-	-	(107)	-	-	(107)
Total comprehensive loss for the period	-	-	(107)	-	-	(107)
Equity incentive plan granted	-	-	-	(3)	-	(3)
Equity-settled compensation	-	-	-	5	-	5
Changes in interest in subsidiaries		(5)	-	-	-	(5)
Balance as of September 30, 2015	(32)	(5)	355	84	32	434

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.
Revenues

	September 30, 2016	September 30, 2015
Crops	344	200
Cattle	60	56
Dairy	20	18
Supplies	2	4
Rental and service incomes	1	1
Total revenues	427	279

22.
Costs

	September 30, 2016	September 30, 2015
Crops	435	208
Cattle	98	76
Dairy	43	34
Supplies	1	3
Rental and service incomes	2	3
Other costs	2	2
Total costs	581	326

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Expenses by nature

For the three-month period ended as of September 30, 2016:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Other operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	1	164	-	-	-	165
Leases and expenses	-	-	-	1	-	1
Amortization and depreciation (i)	-	3	2	-	-	5
Changes in biological assets and agricultural produce	362	-	-	-	-	362
Advertising, publicity and other selling expenses	-	-	-	-	4	4
Maintenance and repairs	-	10	-	1	-	11
Payroll and social security liabilities (Note 24)	-	26	2	25	2	55
Fees and payments for services	-	1	-	5	-	6
Freights	-	5	-	-	61	66
Bank commissions and expenses	-	1	-	1	3	5
Travel expenses and stationery	-	2	(2)	2	-	2
Conditioning and clearance	-	-	-	-	14	14
Director’s fees	-	-	-	6	-	6
Taxes, rates and contributions	-	4	-	-	16	20
Total expenses by nature	363	216	2	41	100	722

(i)
Includes Ps. 1 corresponding to shared services amortization.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.
Expenses by nature (Continued)

For the three-month period ended as of September 30, 2015:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Other operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	-	89	-	-	-	89
Leases and expenses	-	-	-	1	-	1
Amortization and depreciation (i)	1	2	1	1	-	5
Changes in biological assets and agricultural produce	195	-	-	-	-	195
Maintenance and repairs	1	5	-	1	-	7
Payroll and social security liabilities (Note 24)	1	19	1	22	2	45
Fees and payments for services	-	1	-	2	-	3
Freights	-	3	-	-	23	26
Bank commissions and expenses	-	-	-	1	2	3
Travel expenses and stationery	-	3	-	1	-	4
Conditioning and clearance	-	-	-	-	10	10
Director’s fees	-	-	-	5	-	5
Taxes, rates and contributions	-	3	-	-	7	10
Export expenses	-	-	-	-	24	24
Others	-	1	-	-	-	1
Total expenses by nature	198	126	2	34	68	428

(i)
Includes Ps. 1 corresponding to shared services amortization.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.
Employee costs

	September 30, 2016	September 30, 2015
Salaries, bonuses and social security costs	49	39
Other benefits and expenses	4	4
Share based payments	1	1
Pension costs and defined contribution plan costs	1	1
Total employee costs	55	45

25.
Other operating results, net

	September 30, 2016	September 30, 2015
Administration fees	-	1
Gain from commodity derivative financial instruments	18	2
Tax on shareholders’ personal assets	(1)	(2)
Contingencies	(2)	-
Gain from disposal of property, plant and equipment	1	-
Others	1	-
Total other operating results, net	17	1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.
  Financial results, net

	September 30, 2016	September 30, 2015
Finance income:
- Interest income	9	3
- Foreign exchange gains	3	(1)
Finance income	12	2

Finance costs:
- Interest expense	(74)	(76)
- Foreign exchange losses	(78)	(80)
- Other finance costs	(8)	(6)
Finance costs	(160)	(162)

Other financial results, net:
- Fair value gains of financial assets at fair value through profit or loss	1	2
- Gain / (Loss) from derivative financial instruments (except commodities)	8	(5)
- Gain from purchase of NCN	16	-
Total other financial results, net	25	(3)
Total financial results, net	(123)	(163)

27.
Merger with Agro Managers S.A.

During September 2016, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Agro Managers S.A. whereby the Company would be the absorbent Company and Agro Managers would be the absorbed Company.

The effect the merger with Agro Managers S.A. would have had on the statement of financial position as of June 30, 2015 and statements of comprehensive income and statements of cash flows as of September 30, 2016 were no significant.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.
Related party transactions

See description of the main transactions conducted with related parties in Note 31 to the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2016 and 2015.

The following is a summary of the balances with related parties as of September 30, 2016:

Related party	Description of transaction	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	19	-	-	-

	Reimbursement of expenses	3	-	-	-
Brasilagro Companhia Brasileira de Propiedades Agrícolas (“Brasilagro”)	Reimbursement of expenses	3	(5)	-	-

Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	1	-	-	-

Helmir S.A.	Financial operations	-	-	-	(96)
Ombú Agropecuaria S.A.	Administration fees	2	-	-	-
	Reimbursement of expenses	1	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	2	-	-	-
Yatay Agropecuaria S.A.	Administration fees	2	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	2	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	38	-	-	-

Total Subsidiaries		127	(11)	-	(96)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.
Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Associates
Agro-Uranga S.A.	Leases	-	(1)	-	-
Total Associates		-	(1)	-	-

Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales S.A.	Reimbursement of expenses	16	-	-	-
	Share based payments	-	(1)	-	-
	Non-convertible notes	-	-	(159)	(21)
	Corporate services	58	-	-	-
	Leases	-	(2)	-	-
Emprendimiento Recoleta S.A.	Non-convertible notes	-	-	(41)	(35)
Panamerican Mall S.A.	Non-convertible notes			(16)	(100)
Amauta Agro S.A. (formerly	Leases	-	(5)	-	-
FyO Trading S.A. which changed its legal name)	Reimbursement of expenses	1	-	-	-
Total Subsidiaries of the subsidiaries		75	(8)	(216)	(156)

Joint Ventures of the subsidiaries
Adama	Purchase of goods	-	(4)	-	-
Total Joint Ventures of the subsidiaries		-	(4)	-	-

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	2	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	22	-	-	-
Other Related parties		24	-	-	-
Directors and Senior Management
Directors and Senior Management	Director's fees	-	(5)	-	-
Total Directors and Senior Management		-	(5)	-	-
		226	(29)	(216)	(252)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.
Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
IRSA Inversiones y Representaciones Sociedad Anónima	Corporate services	23	-	-	-
	Leases	-	(3)	-	-
	Share based payments	-	(1)	-	-
	Reimbursement of expenses	5	-	-	-
Brasilagro	Reimbursement of expenses	2	(4)	-	-
	Dividends receivables	4	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	1	-	-	-
	Sale of goods and/or services	4	-	-	-
Helmir S.A.	Financial operations	-	-	-	(99)
Ombú Agropecuaria S.A.	Administration fees	4	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	2	-	-	-
Yatay Agropecuaria S.A.	Administration fees	2	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	2	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	65	-	-	-
	MAT operations	-	(13)	-	-
	Sale of inputs operations	-	(1)	-	-
Total Subsidiaries		114	(22)	-	(99)
Associates
Agro-Uranga S.A.	Dividends receivables	1	-	-	-
Total Associates		1	-	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.
Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales Sociedad Anónima	Reimbursement of expenses	25	-	-	-
	Share based payments	-	(1)	-	-
	Non-convertible notes	-	-	(156)	(21)
	Corporate services	44	-	-	-
	Leases	-	(1)	-	-
Emprendimiento Recoleta S.A.	Non-convertible notes	-	-	(40)	(35)
Panamerican Mall S.A.	Non-convertible notes	-	-	(16)	(99)
Amauta Agro S.A. (formerly FyO Trading S.A. which changed its legal name)	Purchase of goods and/or services	-	(4)	-	-
	Contributions to be paid in	-	(1)	-	-
Total Subsidiaries of the subsidiaries		69	(7)	(212)	(155)
Other Related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	2	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	13	-	-	-
Total Other Related Parties		15	-	-	-
Directors and Senior Management
Directors	Fees	-	(2)	-	-
Total Directors and Senior Management		-	(2)	-	-
		199	(31)	(212)	(254)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2016:

Related party	Leases and/or rights of use	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	-	12	-	-	-
Futuros y Opciones.Com S.A.	-	-	(1)	-	-	-	-
Amauta Agro S.A. (formerly FyO Trading S.A. which changed its legal name)	-	1	(5)	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	30	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	(3)	-
Total Subsidiaries	-	31	(6)	12	-	(3)	-

Associates
Agro-Uranga S.A.	-	3	-	-	-	-	-
Total Associates	-	3	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	(2)	-
Panamerican Mall S.A.	-	-	-	-	-	(2)	-
IRSA Propiedades Comerciales S.A.	(1)	-	-	33	-	(4)	-
Granos Olavarría S.A.	-	61	-	-	-	-	-
Total Subsidiaries of the subsidiaries	(1)	61	-	33	-	(8)	-

Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(1)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	9	-
Total Other related parties	-	-	-	-	(1)	9	-

Directors and Senior Management
Directors	-	-	-	-	-	-	(6)
Senior Management	-	-	-	-	-	-	(2)
Total Directors and Senior Management	-	-	-	-	-	-	(8)
	(1)	95	(6)	45	(1)	(2)	(8)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.
Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2015:

Related party	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	7	1	-
Futuros y Opciones.Com S.A.	1	(2)	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	11	-	-	-	-
Total Subsidiaries	12	(2)	7	1	-

Associates
Agro-Uranga S.A.	1	-	-	-	-
Total Associates	1	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	(1)	-
Panamerican Mall S.A.	-	-	-	(3)	-
IRSA Propiedades Comerciales S.A.	-	-	18	(2)	-
Granos Olavarría S.A.	5	-	-	-	-
Total Subsidiaries of the subsidiaries	5	-	18	(6)	-

Associates of the subsidiaries
Banco Hipotecario S.A.	-	-	-	(1)	-
Total Associates of the subsidiaries	-	-	-	(1)	-

Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	2	-
Total Other related parties	-	-	-	2	-

Directors and Senior Management
Directors	-	-	-	-	(5)
Senior Management	-	-	-	-	(1)
Total Directors and Senior Management	-	-	-	-	(6)
	18	(2)	25	(4)	(6)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F - Cost of sales and services	Note 30 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 31 - Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 23 - Expenses by nature

30.
Cost of sales and services provided

Description	Biological assets	Inventories	Others	Total as of 09.30.16	Total as of 09.30.15
Beginning of the year	547	491	-	1,038	743

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	72	-	-	72	29

Changes in net realizable value of agricultural produce after harvest	-	(92)	-	(92)	(8)

Increase due to harvest	-	451	-	451	81
Purchases and classifications	12	144	-	156	105
Consume	-	(88)	-	(88)	(48)
Expenses incurred	-	-	2	2	3
End of the period	(584)	(592)	-	(1,176)	(707)
Costs as of 09.30.16	47	314	2	363	-
Costs as of 09.30.15	48	147	3	-	198

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of September 30, 2016 and June 30, 2016 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.16	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.16
Assets
Cash and cash equivalents
US Dollar	1	15.210	9	1	14.940	9
Total cash and cash equivalents			9			9

Trade and other receivables
US Dollar	2	15.210	23	1	14.940	8
Receivables with related parties:
US Dollar	2	15.310	23	1	15.040	15
Brazilian Reais	1	4.900	5	1	4.200	4
Total trade and other receivables			51			27

Liabilities
Trade and other payables
US Dollar	2	15.310	33	1	15.040	29
Payables with related parties:
US Dollar	-	15.310	6	-	15.040	9
Brazilian Reais	1	4.900	5	1	4.400	4
Total trade and other payables			44			42

Derivative financial instruments
US Dollar	-	15.310	-	1	15.040	14
Total derivative instruments			-			14

Borrowings
US Dollar	292	15.310	4,464	253	15.040	3,789
Total borrowings			4,464			3,789

(1)
Exchange rate as of September 30, 2016 according to Banco Nación Argentina records.
(2)
Exchange rate as of June 30, 2016 according to Banco Nación Argentina records.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:
Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

33.
Subsequent events

See subsequent events in Note 37 to the Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.
Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
		09.30.16	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	-	50	-	502	-	-	-	-	-	-	-	552
	Income tax credit and deferred income tax	-	-	871	34	-	-	-	-	-	-	-	905
	Total	-	50	871	536	-	-	-	-	-	-	-	1,457
Liabilities	Trade and other payables	-	24		299	-	-	-	-	-	-	-	323
	Borrowings	-	-	-	495	54	25	307	1,421	774	1,214	238	4,528
	Payroll and social security liabilities	-	-	-	28	13	-	13	-	-	-	-	54
	Provisions	-	-	17	-	-	-	-	-	-	-	-	17
	Total	-	24	17	822	67	25	320	1,421	774	1,214	238	4,922

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Total
		Local Currency	Foreign currency	Total	Local Currency	Foreign currency	Total	Local Currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	501	51	552	-	-	-	501	51	552
	Income tax credit and deferred income tax	34	-	34	871	-	871	905	-	905
	Total	535	51	586	871	-	871	1,406	51	1,457
Liabilities	Trade and other payables	281	42	323	-	-	-	281	42	323
	Borrowings	469	412	881	-	3,647	3,647	469	4,059	4,528
	Payroll and social security liabilities	54	-	54	-	-	-	54	-	54
	Provisions	-	-	-	17	-	17	17	-	17
	Total	804	454	1,258	17	3,647	3,664	821	4,101	4,922

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2016 there are no receivable and liabilities subject to adjustment clause.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
 Free translation from the original prepared in Spanish for publication in Argentina

4.c.
Breakdown of accounts receivable and liabilities by interest accrual.

Items		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed	Floating			Fixed	Floating			Fixed	Floating
Accounts receivables	Trade and other receivables	-	1	551	552	-	-	-	-	-	1	551	552
	Income tax credit and deferred income tax	-	-	34	34	-	-	871	871	-	-	905	905
	Total	-	1	585	586	-	-	871	871	-	1	1,456	1,457
Liabilities	Trade and other payables	-	-	323	323	-	-	-	-	-	-	323	323
	Borrowings	603	222	56	881	3,474	175	(2)	3,647	4,077	397	54	4,528
	Payroll and social security liabilities	-	-	54	54	-	-	-	-	-	-	54	54
	Provisions	-	-	-	-	-	-	17	17	-	-	17	17
	Total	603	222	433	1,258	3,474	175	15	3,664	4,077	397	448	4,922

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N° 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / Country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
Brasilagro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	40.94%
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real State	63,38% (2)
Amauta Agro S.A. (formerly FyO Trading S.A. due to change of corporate name)	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	99.04%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%
Agrofy S.A	Argentina	Advertising	45.23%

(*) All companies whose main activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)
The Group has consolidated the investment in Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) considering that the Company exercises “de facto control” over it.
(2)
The effect of treasury shares as of September 30, 2016 was not considered.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 28.

6.
Loans to directors.

See Note 28.

7.
Inventories.

The company conducts physical inventories once a fiscal year in the most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2016 and 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

See Note 2 to the consolidated financial statements as of June 30, 2016 and 2015.

13.
 Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	551	490
Vehicles	Third parties, theft, fire and civil liability	17	7

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2016
Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.         Unpaid accumulated dividends on preferred shares.

None.

18.         Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction
We have reviewed the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statement of financial position as of September 30, 2016, and the unaudited condensed interim separate statements of income and comprehensive income for the three-month period ended September 30, 2016, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period ended September 30, 2016 and selected explanatory notes.
The balances and other information corresponding to the fiscal year ended June 30, 2016 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review
Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income, the separate statement of comprehensive income and the separate statement of cash flows of the Company.

Conclusion
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Emphasis paragraph
Without modifying our conclusion, we want to refer to the information included in Note 6 of these unaudited condensed interim separate financial statements.

Report on compliance with current regulations
In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:
a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)
c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of September 30, 2016, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 15,745,809 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2016.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos Martín Barbafina Contador Público (UCA) C.P.C.E.C.A.B.A. T° 175 F° 65

Buenos Aires, November 11, 2016 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first quarter of fiscal year 2017 ended September 30, 2016.

Consolidated Results
In ARS million	IQ 2017	IQ 2016	YoY Var
Revenues	19,750.0	1,624.0	1116.1%
Costs	(14,519.0)	(1,195.0)	1115.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	382.0	206.0	85.4%
Changes in the net realizable value of agricultural produce after harvest	(98.0)	(9.0)	988.9%
Gross profit	5,515.0	626.0	781.0%
Gain from disposal sale of investment properties	19.0	384.0	-95.1%
Gain from disposal sale of farmlands	73	-	-
General and administrative expenses	(1,022.0)	(194.0)	426.8%
Selling expenses	(3,431.0)	(147.0)	2234.0%
Other operating results, net	(21.0)	11.0	-
Profit from operations	1,133.0	680.0	66.6%
Share of loss of associates and joint ventures	(55.0)	(497.0)	-88.9%
Profit from operations before financing and taxation	1,078.0	183.0	489.1%
Financial results, net	(1,565.0)	(447.0)	250.1%
Loss before income tax	(487.0)	(264.0)	84.5%
Income tax	(28.0)	(92.0)	-69.6%
Loss for the period from continuing operations	(515.0)	(356.0)	44.7%
Loss from discounted operations after income tax	(358)	-	-
Loss for the period	(873.0)	(356.0)	145.2%

Attributable to:
Cresud’s Shareholders	(485.0)	(288.0)	68.4%
Non-controlling interest	(388.0)	(68.0)	470.6%

The Company’s consolidated results reflect in all lines the material accounting impact of the consolidation of the investment made by our subsidiary IRSA Inversiones y Representaciones S.A. in the Israeli holding company IDB Development Corporation since IIQ16. Revenues and profits from operations for the first 3 months of 2017 reached ARS 19,750 million and ARS 1,133 million, respectively. In turn, the Company recorded a net loss of ARS 873 million for the 3-month period of 2017 compared to a net loss of ARS 356 million for the 3-month period of 2016, mainly explained by higher financial expenses and exchange rate differences.

Description of Operations by Segment
	3M 2017					3M 2016
		Urban Properties and Investments
	Agri	Argentina	Israel	Subtotal	Total	Agri	Urban	Total	YoY Var
Revenues	1,120.0	957.0	17,399.0	18,356.0	19,476.0	681.0	721.0	1,402.0	1,289.1%
Costs	(1,311.0)	(247.0)	(12,676.0)	(12,923.0)	(14,234.0)	(782.0)	(180.0)	(962.0)	1,378.5%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	384.0	-	-	-	384.0	206.0	-	206.0	86.4%
Changes in the net realizable value of agricultural produce after harvest	(98.0)	-	-	-	(98.0)	(9.0)	-	(9.0)	988.9%
Gross profit	95.0	710.0	4,723.0	5,433.0	5,528.0	96.0	541.0	637.0	767.8%
Gain from disposal of investment properties	-	-	19.0	19.0	19.0	-	384.0	384.0	-95.0%
Gain from disposal of farmlands	73.0	-	-	-	73.0	-	-	-	-
General and administrative expenses	(90.0)	(152.0)	(784.0)	(936.0)	(1,026.0)	(64.0)	(132.0)	(196.0)	423.5%
Selling expenses	(136.0)	(87.0)	(3,210.0)	(3,297.0)	(3,433.0)	(92.0)	(56.0)	(148.0)	2219.6%
Gain from business combinations	-	-	-	-	-	-	-	-	-
Other operating results, net	40.0	(12.0)	(49.0)	(61.0)	(21.0)	24.0	(14.0)	10.0	-310.0%
(loss) / Profit from operations	(18.0)	459.0	699.0	1,158.0	1,140.0	(36.0)	723.0	687.0	65.9%
Share of (loss) / profit of associates	(8.0)	37.0	75.0	112.0	104.0	(1.0)	(493.0)	(494.0)	-121.0%
Segment (Loss) / Profit	(26.0)	496.0	774.0	1,270.0	1,244.0	(37.0)	230.0	193.0	544.5%

Agricultural Business
Period Summary
The 2017 season has been developing under the “El Niño” pattern in Argentina, with above-average rainfall rates. To date, we have planted approximately 16% of the area planned for this season, and we increased the area leased to third parties by 42% as compared to the previous season. Moreover, we expect sustained commodity prices for this season.

As concerns land development and sale of farms, during this season we increased the area under development as compared to the previous seasons, in light of the more favorable macroeconomic conditions, while we also managed to consummate the sale of two farms comprising 2,615 hectares intended for agriculture in the Province of La Pampa (Argentina) for USD 6 million.

Our Portfolio
Our portfolio is composed of 283,983 hectares in operation and 474,956 hectares of land reserves distributed among 4 countries in the region: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is exclusively focused on the development of lands.

Breakdown of Hectares (*)
(Own and under Concession)

	Productive Lands		Land Reserves
	Agricultural	Cattle / Milk	Under Development	Reserved	Total
Argentina	64,685	160,799	1,770	329,413	556,667
Brazil	38,282	6,155	13,539	73,010	130,986
Bolivia	6,811	-	-	5,722	12,533
Paraguay	5,800	1,451	776	50,726	58,754
Total	115,578	168,405	16,085	458,871	758,940
(*) Includes Brazil at 100%, Cresca at 50%, Agro-Uranga at 35.723% and 132,000 hectares under concession. (**) Includes 85,000 hectares intended for sheep breeding.

Agricultural Segment Income
I)
Land Development, Transformation and Sales
We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.
During the first quarter of fiscal year 2017 we sold “El Invierno” and “La Esperanza” farms comprising 2,615 hectares intended for agriculture, located in the district of “Rancul”, Province of La Pampa. The total transaction amount was USD 6 million (USD 2,294/hectare). These farms were valued at approximately ARS 13.5 million. For such reason, profit from operations of this segment was ARS 68.0 million, and consequently, income from this segment increased ARS 70.0 million as compared to the same period of the previous fiscal year.

In ARS Million	IQ 2017	IQ 2016	YoY Var
Revenues	-	-	-
Costs	(3.0)	(2.0)	(50.0%)
Gross loss	(3.0)	(2.0)	(50.0%)
Gain from disposal of farmlands	-	-	-
Profit / (loss) from operations	68.0	(2.0)	-
Segment profit / (loss)	68.0	(2.0)	-

Area under Development (hectares)	Developed in 2015/2016	Projected for 2016/2017
Argentina*	2,910	1,770
Brazil	4,415	9,601
Paraguay (1)	1,364	1,553
Total	8,689	12,924
*2016/2017: Corresponds to Phase II transformation hectares.
(1) Includes the farms of Cresca S.A. at 100%.


During this season we expect to transform 12,924 hectares in the region: 9,601 hectares in Brazil; 1,553 hectares in Paraguay; and 1,770 hectares in Argentina. We increased the area under development compared with the figures announced at the start of the season due to the improvement in operating margins in the agricultural business and the lower development costs in dollars.

II)
Agricultural Production
II.a) Crops and Sugarcane
Crops

In ARS Million	IQ 2017	IQ 2016	YoY Var
Revenues	387.0	270.0	43.3%
Costs	(523.0)	(308.0)	69.8%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	191.0	98.0	94.9%
Changes in the net realizable value of agricultural produce after harvest	(98.0)	(9.0)	988.9%
Gross profit	(43.0)	51.0	(184.3%)
General and administrative expenses	(46.0)	(37.0)	24.3%
Selling expenses	(91.0)	(63.0)	44.4%
Other operating results, net	45.0	23.0	95.7%
Loss from operations	(135.0)	(26.0)	419.2%
Share of loss of associates	(5.0)	-	-
Segment loss	(140.0)	(26.0)	438.5%

Sugarcane

In ARS Million	IQ 2017	IQ 2016	YoY Var
Revenues	162.0	102.0	58.8%
Costs	(246.0)	(146.0)	68.5%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	112.0	64.0	75.0%
Changes in the net realizable value of agricultural produce after harvest	-	-	-
Gross profit	28.0	20.0	40.0%
General and administrative expenses	(11.0)	(6.0)	83.3%
Selling expenses	(3.0)	(3.0)	0.0%
Other operating results, net	(4.0)	-	-
Profit from operations	10.0	11.0	(9.1%)
Share of profit / (loss) of associates and joint ventures	-	-	-
Segment profit	10.0	11.0	(9.1%)
Operations

Production Volume (1)	3M17	3M16	3M15	3M14	3M13
Corn	223,377	165,041	211,212	72,693	83,717
Soybean	-	256	837	975	323
Wheat	-	58	-	-	664
Sorghum	298	298	1,335	3,699	5,078
Sunflower	-	-	208	-	-
Others	816	2,959	1,718	536	1,660
Total Crops (tons)	224,491	168,612	215,310	77,903	91,442
Sugarcane (tons)	441,851	556,485	415,760	437,407	450,334
(1) Includes BrasilAgro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	3M17			3M16			3M15			3M14			3M13
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Corn	121.8	0.0	121.8	62.6	23.6	86.2	150.9	0.0	150.9	138.3	0.0	138.3	92.1	10.2	102.3
Soybean	29.8	0.0	29.8	41.3	8.6	49.9	36.7	14.2	50.9	49.8	3.0	52.8	22.2	5.5	27.7
Wheat	0.4	0.1	0.5	5.1	28.9	34.0	0.2	0.0	0.2	0.2	0.0	0.2	4.3	0.0	4.3
Sorghum	0.1	0.0	0.1	0.1	0.0	0.1	0.3	0.0	0.3	2.4	0.0	2.4	3.5	0.0	3.5
Sunflower	0.7	0.0	0.7	0.6	0.0	0.6	1.7	0.0	1.7	5.7	0.0	5.7	1.7	0.0	2
Others	1.5	0.0	1.5	1.1	0.0	1.1	0.0	0.0	0.0	5.4	0.0	5.4	5	0.0	5
Total Crops (thousands of tons)	154.4	0.1	154.5	110.8	61.1	171.9	189.8	14.2	204.0	201.8	3.0	204.8	129.0	15.7	144.7
Sugarcane (thousands of tons)	441.9	0.0	441.9	554.0	0.0	554.0	415.8	0.0	415.8	455.4	0.0	455.4	355.6	0.0	355.6
D.M.: Domestic market
F.M.: Foreign market

(1) Includes BrasilAgro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Income from the Crops segment decreased by ARS 114 million, down from a loss of ARS 26 million during IQ16 to a loss of ARS 140 million IQ17, mainly due to:
o
A loss of ARS 145 million, originated mainly in Argentina as a result of the pullback in corn and soybean prices throughout IQ17 after the peak recorded at the end of June 2016, reflected in sale and holding results, offset by
o
ARS 27 million in income from forward transactions originated mainly in soybean derivatives.

●
The Sugarcane segment’s income was similar to the one recorded in the first quarter of fiscal year 2016, explained by the output posted by Brazil and Bolivia, in a context of higher prices and lower yields.

Area in Operation - Crops (hectares) 1	As of 09/30/16	As of 09/30/15	YoY Var
Own farms	103,424	108,906	(5.0%)
Leased farms	61,856	39,804	55.4%
Farms under concession	22,574	24,602	(8.2%)
Own farms leased to third parties	8,417	2,573	227.2%
Total Area Assigned to Crop Production	196,270	175,885	11.6%
(1) Includes AgroUranga, Brazil at 100% and Paraguay at 50%.

The area in operation assigned to the crops segment increased by 11.3% as compared to the same period of the previous fiscal year, mainly due to the larger area of leased farms and own farms leased to third parties.
II.b) Cattle and Dairy Production
During this season we started raising cattle in Brazil, in addition to our cattle operations in Argentina and Paraguay.

Production Volume (1)	3M17	3M16	3M15	3M14	3M13
Cattle herd (tons)	1,918	1,546	1,151	1,712	1,638
Milking cows (tons)	174	135	119	107	97
Cattle (tons)	2,092	1,681	1,270	1,819	1,735
Milk (thousands of liters)	4,078	4,539	4,560	4,771	4,093
(1) Includes Carnes Pampeanas and CRESCA at 50%.
Volume of	3M17			3M16			3M15			3M14			3M13
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Cattle herd	2.1	0.0	2.1	3.1	0.0	3.1	4.0	0.0	4.0	4.0	0.0	4.0	2.3	0.0	2.3
Milking cows	0.2	0.0	0.2	0.2	0.0	0.2	0.1	0.0	0.1	0.2	0.0	0.2	0.1	0.0	0.1
Cattle (thousands of tons)	2.3	0.0	2.3	3.3	0.0	3.3	4.1	0.0	4.1	4.2	0.0	4.2	2.4	0.0	2.4
Milk (millions of liters)	3.9	0.0	3.9	4.4	0.0	4.4	4.4	0.0	4.4	4.6	0.0	4.6	4.0	0.0	4.0

D.M.: Domestic market
F.M.: Foreign market (1) Includes CRESCA at 50%.

Cattle
In ARS million	IQ 2017	IQ 2016	YoY Var
Revenues	61.0	58.0	5.1%
Costs	(105.0)	(79.0)	32.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce	59.0	28.0	110.7%
Changes in the net realizable value of agricultural produce	-	-	-
Gross profit	15.0	7.0	114.3%
Loss from operations	(8.0)	(8.0)	-
Segment Loss	(8.0)	(8.0)	-

During the quarter under review, we posted similar results to those recorded in IQ16. In the case of Argentina, where we consolidate most of our production of cattle, we recorded better holding results and good prices, although costs outpaced prices.

Area in operation – Cattle (hectares) (1)	As of 09/30/16	As of 09/30/15	YoY Var
Own farms	79,611	73,007	9.0%
Leased farms	12,635	12,635	-
Farms under concession	1,451	820	77.0%
Own farms leased to third parties	70	5,953	(98.8%)
Total Area Assigned to Cattle Production	93,767	92,415	1.5%
(1) Includes AgroUranga, Brazil at 100% and Paraguay at 50%.


The area of farms assigned to cattle production remained unchanged, mainly as a result of a reduction in the operation of own farms leased to third parties, offset by an increased of the hectares from own farms dedicated to the activity.

Stock of Cattle Herds	As of 09/30/16	As of 09/30/15
Breeding stock	62,634	55,278
Winter grazing stock	7,873	6,887
Milk farm stock	4,972	5,438
Total Stock (heads)	75,479	67,603

Dairy
In ARS Million	IQ 2017	IQ 2016	YoY Var
Revenues	20.0	18.0	11.1%
Costs	(42.0)	(34.0)	23.5%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	22.0	16.0	37.5%
Gross profit	-	-	-
Loss from operations	(2.0)	(3.0)	(33.3%)
Segment loss	(2.0)	(3.0)	(33.3%)

As concerns our dairy business in Argentina, we recorded a similar loss to that of the same quarter of 2016 in a scenario of highly depressed prices and rising costs.

Milk Production	09/30/2016	09/30/2015
Daily average milking cows (heads)	1,777	1,946
Milk Production / Milking Cow / Day (liters)	24.14	24.90

Area in Operation – Dairy (hectares)	As of 09/30/16	As of 09/30/15	YoY Var
Own farms	2,273	2,780	-18.2%

●
We perform our milking business in El Tigre farm. There was a 18.2% reduction in the area assigned to milking cows.

III: Other Segments
Under “Others” we report the results from Agricultural Rental and Services, Agro-industrial Activities and our investment in FyO.

●
The “Others” segment recorded an income of ARS 46 million in IQ17, mostly explained by the results of our subsidiary Futuros y Opciones, which is mainly engaged in the trading of crops and sale of inputs. Futuros y Opciones recorded an income of ARS 62.5 million reflecting the upsurge in the grain consignment business, the recovery of the input business as growers opted not to invest in technology, and a higher turnover from the brokerage business hand in hand with a more competitive exchange rate than in the past year. In contrast, our agroindustrial business developed in our meat packing plant in La Pampa recorded a higher loss.

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)
We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2016, our equity interest in IRSA was 63.38% over stock capital (63.77% considering repurchased treasury stock).

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S.A.

The following information has been extracted from the financial statements of our controlled company IRSA as of September 30, 2016:

In ARS Million	IQ 17	IQ 16	YoY Var
Revenues	18,687	968	1,830.5%
Operating Income	1,147	724	58.4%
Depreciation and amortization	1,409	54	2,509.3%
EBITDA	2,556	778	228.5%
Net loss	-782	-316	147.5%
Attributable to controlling company’s shareholders	-577	-276	109.1%
Attributable to non-controlling interest	-205	-40	412.5%

Argentine Operating Center
IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina and abroad, including:
●
The acquisition, development and operation of shopping centers and offices, through its interest of 94.61% in IRSA Propiedades Comerciales S.A. (continuing company of Alto Palermo S.A.), one of Argentina’s leading operators of commercial real estate with a controlling interest in 16 shopping centers and 6 office buildings totaling 414,000 sqm of Gross Leaseable Area (335,000 in shopping centers and 79,000 in offices).
●
The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.
●
The acquisition and operation of luxury hotels.
●
Selective investments outside Argentina.
●
Financial investments, including IRSA’s current 29.91% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.
●
International investments, including a 49% interest in the Lipstick Building in New York and 49% of the voting rights in the Condor Hospitality Trust hotel REIT (NASDAQ: CDOR).

As concerns the shopping centers’ segment, during the first three months of fiscal year 2017, our tenants’ sales reached ARS 7,971.2 million, 21.0% higher than in the same period of 2016. Our portfolio’s leasable area totaled 335,032 square meters during the quarter under review, whereas the occupancy rate stood at optimum levels of 98.4%, reflecting the quality of our portfolio. Revenues from this segment grew 28.0% during this three-month period, whereas EBITDA reached ARS 512 million (+ 21.9% compared to the same period of 2016). The EBITDA margin, excluding income from expenses and collective promotion fund, was 75.0%, 3.8 pp below the figure recorded in the previous fiscal year.
As concerns the offices’ segment, revenues increased by 34.7% in the three-month period of fiscal year 2017 due to higher rental prices in ARS/sqm, as lease agreements are denominated in U.S. dollars. In addition, the portfolio’s occupancy reached 100%. The portfolio’s rental prices in USD/sqm were slightly lower, at USD 25.5 per sqm due to the occupancy of 2 floors at the Suipacha building, whose rental prices are lower than the portfolio’s average. The segment’s EBITDA grew by 29.6% during the period under review, reaching ARS 70 million.

As concerns the sales and developments segment, for the three-month period of fiscal year 2017, EBITDA was negative for ARS 51 million, reflecting the fact that no sales of investment properties were made in the first quarter of FY 2017, while 1,761 sqm had been sold in the first quarter of FY 2016, corresponding to 4 floors of the Maipú 1300 building, 7 floors and 56 parking spaces of the Intercontinental Plaza building (through IRSA Propiedades Comerciales) and the Isla Sirgadero plot, located in the Province of Santa Fe.

Israeli Operating Center

As of September 30. 2016, the investment made in IDBD amounted to USD 515 million and IRSA’s indirect equity interest reached 68.3% of IDBD’s stock capital.

Operating Results – In Millions of ARS

June 30, 2016 (for the period running from 04/01 to 06/30)
Israeli Operating Center
	Real Estate	Supermarkets	Agrochemical	Telecommunications	Insurance	Other	Total
Revenues	1,049	11,535	-	3,901	-	914	17,399
Costs	-612	-8,615	-	-2,608	-	-841	-12,676
Gross profit	437	2,920	-	1,293	-	73	4,723
Gain from sale of investment properties						19	19
General and administrative expenses	-63	-149	-	-388	-	-184	-784
Selling expenses	-19	-2,307	-	-818	-	-66	-3,210
Other operating results, net	-	-15	-	-7	-	-27	-49
Operating income / (loss)	355	449	-	80	-	-185	699
Share of profit / (loss) of associates and joint ventures	-63	-	157	-	-	-19	75
Segment profit / (loss)	292	449	157	80	-	-204	774

Operating assets	58,565	29,057	11,240	28,982	4,792	15,645	148,281
Operating liabilities	-48,115	-23,021	-11,272	-23,228		-28,609	-134,245
Operating assets / (liabilities), net	10,450	6,036	-32	5,754	4,792	-12,964	14,456

The revenues and operating income from the Real Estate Properties segment through the subsidiary Property & Building (“PBC”) reached ARS 1,049 million and ARS 355 million, respectively (USD 73 million and USD 25 million, respectively) during the consolidated quarter (March 31, 2016 to June 30, 2016). During this quarter, there was an increase in rental income and occupancy rates from PBC’s investment properties, mainly the HSBC building in the City of New York.
The Supermarkets segment, through Shufersal, recorded revenues of ARS 11,535 million (USD 795 million) for the quarter, mainly due to an increase in revenues from the retail segment, offset by a 6.8% decrease in revenues from the real estate segment. Same-store sales rose 14.2% during the quarter under review, compared to the same quarter of fiscal year 2015. Operating income from this segment reached ARS 449 million (USD 26 million).
The Telecommunications segment, operated by Cellcom, recorded revenues of ARS 3,901 million (USD 266 million). There was a decrease in revenues as compared to the same quarter of 2015 in both revenues from services and revenues from handsets. The reduction in revenues from services during the quarter under review mainly reflected lower revenues from cell telephone services due to the continued erosion of the price of these services as a result of stronger competition in the cell telephone market and lower revenues from international call services. The reduction in the revenues from handsets during the fourth quarter of 2015 was mainly due to the reduction in the number of cell phones sold during the quarter under review as compared to the same quarter of 2015, partially offset by an increase in revenues from handsets for Netvision’s final users. Operating income for the quarter under review was ARS 80 million (USD 4 million).
The Others segment recorded revenues for ARS 914 million (USD 72 million), and an operating loss of ARS 185 million (USD 7 million).

As concerns “Clal”, the Group values its interest in this insurance company as a financial asset at fair value. The valuation of Clal’s shares was ARS 4,792 million (USD 316 million) as of June 30, 2016.

Finally, the results from the agrochemical company “Adama” are recorded as a pool of assets and liabilities for sale. For the consolidated quarter, a profit of ARS 157 million (USD 11 million) was recorded in this regard.

Financial Indebtedness and Other
The following tables contain a breakdown of company’s indebtedness:
Agricultural Business

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	4.2	Floating	< 30 days
CP Bank Loan	ARS	0.3	Floating	< 365 days
Banco Ciudad Loan	USD	13.0	Libor 180 days + 300 bps; floor: 6%	18-Jan-22
Banco de la Pampa Loan	ARS	0.4	floating [10.5% ; 14.5%]	03-Jul-17
Cresud 2018 NCN, Series XIV	USD	32.0	1.500%	22-May-18
Cresud 2018 NCN, Series XVI	USD	109.1	1.500%	19-Nov-18
Cresud 2019 NCN, Series XVIII	USD	33.7	4.00%	12-Sep-19
Cresud 2017 NCN, Series XX	USD	18.2	2.50%	13-Mar-17
Cresud 2017 NCN, Series XXI	ARS	12.6	27.5% / Badlar + 375 bps	01-Feb-17
Cresud 2019 NCN, Series XXII	USD	22.7	4.50%	12-Aug-19
Banco de la Provincia de Buenos Aires loan	USD	15.0	3.50%	21-Oct-16
Santander Río loan	USD	40.0	5.60%	30-Jun-31
Futuros y Opciones Comm. 5449 mortgage loan	ARS	0.0	15.25%	28-Dec-16
Bolivia Loan	BOB	0.5	6.00%	20-Jun-16
CRESUD’s Total Debt		301.7
Brasilagro’s Total Debt		18.0

Urban and Investments Business

Argentine Operating Center

Financial Debt as of September 30, 2016:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	3.5	Variable	< 180 days
IRSA 2017 NCN, Series I	USD	74.6	8.50%	Feb-17
IRSA 2020 NCN, Series II	USD	71.4	11.50%	Jul-20
Series VI NCN	ARS	0.7	Badlar + 450 bps	Feb-17
Series VII NCN	ARS	25.1	Badlar + 299	Sep-19
Series VII NCN	USD	184.5	7.00%	Sep-19
Loans(2)	USD	45.0	Variable	Jun-17
Other loans		0.4
IRSA’s Total Debt		405.1
IRSA’s Cash & Cash Equivalents+Investments(3)	USD	89.8
IRSA’s Net Debt	USD	315.3
Bank overdrafts	ARS	2.2	Variable	< 360 d
IRCP NCN, Series I	ARS	26.6	26.5% / Badlar + 400 bps	may-17
IRSA CP NCN, Series II	USD	360.0	8.75%	mar-23
Other loans	ARS	0.5	-	-
IRSA CP’s Total Debt		389.3
IRSA CP’s Cash & Cash Equivalents+Investments (4)	USD	194.8
IRSA CP’s Net Debt	USD	194.5

(1) Principal amount in USD (million) at an exchange rate of ARS 15.31/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Corresponds to a loan from IRSA CP.
(3) “IRSA’s Cash & Cash Equivalents plus Investments” includes IRSA’s Cash & Cash Equivalents + IRSA’s Investments in current and non-current financial assets.
(4) “IRSA CP’s Cash & Cash Equivalents plus Investments” includes IRSA CP’s Cash & Cash Equivalents + Investments in current financial assets and a loan from its controlling company IRSA Inversiones y Representaciones S.A.

Israeli Operating Center

Financial Debt as of June 30, 2016:

Description	Amount (1)
IDBD’s Total Debt	730
DIC’s Total Debt	1,090
Shufersal’s Total Debt	652
Cellcom’s Total Debt	1,059
PBC’s Total Debt	2,349
Others’ Total Debt (2)	59

(1) Principal amount in USD (million) at an exchange rate of 3.82 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries. Includes bonds and loans.
(2) Includes IDB Tourism, Bartan and IDBG.

Comparative Summary Consolidated Balance Sheet Data

In ARS Million	Sept-16	Sept-15	Sept-14	Sept-13	Sept-12
Current assets	61,341	4,698	4,125	2,805	2,060
Non-current assets	109,125	11,054	11,022	9,864	8,526
Total assets	170,466	15,752	15,146	12,668	10,586
Current liabilities	52,193	4,096	3,807	2,913	2,081
Non-current liabilities	102,687	7,831	6,921	4,978	3,767
Total liabilities	154,880	11,927	10,728	7,891	5,847
Third party interest (or non-controlling interest)	14,889	2,267	2,594	2,310	2,170
Shareholders’ equity	15,586	3,825	4,418	4,777	4,739
Total liabilities plus third party interests (or non-controlling interest) plus Shareholders’ Equity	170,466	15,752	15,146	12,668	10,586

Comparative Summary Consolidated Statement of Operations Data

In ARS Million	Sept-16	Sept-15	Sept-14	Sept-13	Sept-12
Gross profit	5,515	626	532	358	321
Profit from Operations	1,133	680	596	162	176
Share of profit / (loss) of associates and joint ventures	-55	-497	-103	38	16
Profit from operations before financing and taxation	1,078	183	494	200	192
Financial results, net	-1,565	-447	-341	-334	-169
Profit / (Loss) before income tax	-487	-264	153	-134	24
Income Tax	-28	-92	-131	45	-16
Profit/(Loss) from continuous operations	-515	-356	22	-89	8
Results of discontinuous operations after tax	-358	-	-	-	-
(Loss) / profit for the period	-873	-356	22	-89	8
Controlling company’s shareholders	-485	-288	-122	-98	-17
Non-controlling interest	-388	-68	144	9	25

(Loss) / profit for the period	-873	-356	22	-89	8
Other comprehensive income / (loss) for the period (1)	955	-316	532	358	321
Total comprehensive income / (loss) for the period	82	-672	596	162	176
Controlling company’s shareholders	-145	-395	-103	38	16
Non-controlling interest	227	-277	494	200	192
(1) Corresponds to translation differences

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS Million	Sept-16	Sept-15	Sept-14	Sept-13	Sept-12
Net cash generated by / (used in) operating activities	2,412	346	327	372	391
Net cash generated by / (used in) investing activities	-1,162	-34	1,152	-522	-200
Net cash generated by / (used in) financing activities	319	123	-1,018	-303	-248
Total cash generated by or used during the period	1,569	435	460	-453	-57

Ratios

In ARS Million	Sep-16	Sep-15	Sep-14	Sep-13	Sep-12
Liquidity (1)	1.175	1.147	1.084	0.963	0.990
Solvency (2)	0.101	0.321	0.412	0.605	0.810
Restricted assets (3)	0.640	0.702	0.728	0.779	0.805
Profitability (only annual) (4)	-0.033	-0.093	0.005	-0.019	0.002
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity / Total Liabilities
(3) Non-current Assets / Total Assets
(4) Profit / (loss) (excluding other Comprehensive Profit / (Loss)) / Total Average Shareholders’ Equity

Material and Subsequent Events

General Ordinary and Extraordinary Shareholders’ Meeting

On October 31, 2016, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting was held, which dealt with the following matters, among others:

Update on shared services agreement report.

Approval of sums paid as personal asset tax levied on the shareholders.

Renewal of delegation of powers conferred to the Board of Directors in order to determine the time and currency of issuance and further terms and conditions governing the issue of notes under the global note program.

Grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies.

Approval of special merger balance sheet of AGRO MANAGERS S.A.

Distribution of treasury shares

Agreement for the sale of real estate or shares of Cresca S.A.
On October 5, 2016, our subsidiary Brasilagro and Carlos Casado executed an agreement whereby they proposed to offer for sale all the real estate owned by Cresca for a price of not less than USD 120 million or 100% of Cresca’s outstanding shares. The real estate and shares will be offered for a term of 120 calendar days after the execution date. If a proposal for the shares is received, the fair value of the rest of the assets (less the liabilities) will be added to the above mentioned price. Moreover, if no sale is made upon expiration of the term, the parties irrevocably promise to take all such actions and carry out all such proceedings as necessary for implementing the division of the Company’s assets into two equivalent portions.

Prospects for the next fiscal year
The 2017 crop season has been developing under the “El Niño” pattern in Argentina, with above-average rainfall rates. To date, we have planted approximately 20% of the area planned for this season, and we increased the area leased to third parties by 42% as compared to the previous season. Moreover, we expect sustained commodity prices for this season.

In Argentina, we expect sustained prices for cattle and satisfactory production figures; yet, with rising costs. We will continue to work efficiently towards reaching the highest operating margins possible. In the case of our “El Tigre” dairy facility, where we have consolidated all our milk production, we are following our strategy consisting in the selective sale of milking cows and keeping the more productive herd. The milk business is suffering a highly depressed price scenario, which we expect to be reverted in the next months.

In connection with our meat packing plant, which we hold through our interest in Carnes Pampeanas, we will continue working towards optimizing margins in light of the favorable changes in market conditions, aimed at regaining profitability.

As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Argentina, Paraguay and Brazil. Although in the past years our land transformation activities developed at a slower pace than historically due to the high development costs and production profitability conditions, the current macroeconomic conditions are more favorable, and we expect to be able to resume our historic levels at lower transformation costs.

We remain watchful of sale opportunities that may arise and we will continue to dispose of those farms that have reached their highest degree of appreciation, whilst continuing to analyze opportunities in other countries of the region with the objective to put together a regional portfolio with major development and appreciation potential.

Our urban subsidiary IRSA Inversiones y Representaciones S.A. keeps recording sound results in its various business lines. Prospects are positive, as the company has a large reserve of lands intended for future shopping center, office, and mixed-use developments in an industry scenario with high growth potential. Moreover, as concerns the investment in the Israeli company IDBD, its indebtedness level has been significantly reduced and a strategy intended to improve operating margins in each of its business units has been launched.

We believe that companies such as Cresud, with a track record going back so many years and vast industry knowledge will have outstanding possibilities of taking advantage of the best opportunities arising in the market, much more so considering that our main task is to produce food for a growing and demanding world population.